Exhibit 99.8

IFRS INR Earnings Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Consolidated Financial Statements

Opinion

We have audited the accompanying interim consolidated financial statements of Infosys Limited (“the Company”) and its subsidiaries (the Company and its subsidiaries together referred to as “the Group”), which comprise the Consolidated Balance Sheet as at March 31, 2019, the Consolidated Statement of Comprehensive Income for the three months and year ended on that date, the Consolidated Statement of Changes in Equity and the Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as “the interim consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”),of the consolidated state of affairs of the Group as at March 31, 2019, the consolidated profit and consolidated total comprehensive income for the three months and year ended on that date, consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim consolidated financial statements in accordance with the Standards on Auditing (SAs) issued by the Institute of Chartered Accountants of India (ICAI). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI, and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim consolidated financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the interim consolidated financial statements of the current period. These matters were addressed in the context of our audit of the interim consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1

Accuracy of recognition, measurement,

presentation and disclosures of revenues and other related balances in view of adoption of Ind AS 115 “Revenue from Contracts with

Customers” (new revenue accounting

standard)

The application of the new revenue accounting standard involves certain key judgements relating to identification of distinct performance obligations, determination of transaction price of the identified performance obligations, the appropriateness of the basis used to measure revenue recognized over a period. Additionally, new revenue accounting standard contains disclosures which involves collation of information in respect of disaggregated revenue and periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

Refer Notes 1.5a and 2.10 to the Interim Consolidated Financial Statements

Principal Audit Procedures

We assessed the Group’s process to identify the impact of adoption of the new revenue accounting standard.

Our audit approach consisted testing of the design and operating effectiveness of the internal controls and substantive testing as follows:

•        Evaluated the design of internal controls relating to implementation of the new revenue accounting standard.

•        Selected a sample of continuing and new contracts, and tested the operating effectiveness of the internal control, relating to identification of the distinct performance obligations and determination of transaction price. We carried out a combination of procedures involving enquiry and observation, reperformance and inspection of evidence in respect of operation of these controls.

•        Tested the relevant information technology systems’ access and change management controls relating to contracts and related information used in recording and disclosing revenue in accordance with the new revenue accounting standard.

•        Selected a sample of continuing and new contracts and performed the following procedures:

•           Read, analysed and identified the distinct performance obligations in these contracts.

•           Compared these performance obligations with that identified and recorded by the Group.

•           Considered the terms of the contracts to determine the transaction price including any variable consideration to verify the transaction price used to compute revenue and to test the basis of estimation of the variable consideration.

•           Samples in respect of revenue recorded for time and material contracts were tested using a combination of approved time sheets including customer acceptances, subsequent invoicing and historical trend of collections and disputes.

•           In respect of samples relating to fixed price contracts, progress towards satisfaction of performance obligation used to compute recorded revenue was verified with actual and estimated efforts from the time recording and budgeting systems. We also tested the access and change management controls relating to these systems.

•           Sample of revenues disaggregated by type and service offerings was tested with the performance obligations specified in the underlying contracts.

•           Performed analytical procedures for reasonableness of revenues disclosed by type and service offerings.

•           We reviewed the collation of information and the logic of the report generated from the budgeting system used to prepare the disclosure relating to the periods over which the remaining performance obligations will be satisfied subsequent to the balance sheet date.

2

Accuracy of revenues and onerous obligations in respect of fixed price contracts involves critical estimates

Estimated effort is a critical estimate to determine revenues and liability for onerous obligations. This estimate has a high inherent uncertainty as it requires consideration of progress of the contract, efforts incurred till date and efforts required to complete the remaining contract performance obligations.

Refer Notes 1.5a and 2.10 to the Interim Consolidated Financial Statements.

Principal Audit Procedures

Our audit approach was a combination of test of internal controls and substantive procedures which included the following:

•        Evaluated the design of internal controls relating to recording of efforts incurred and estimation of efforts required to complete the performance obligations.

•        Tested the access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        Selected a sample of contracts and through inspection of evidence of performance of these controls, tested the operating effectiveness of the internal controls relating to efforts incurred and estimated.

•        Selected a sample of contracts and performed a retrospective review of efforts incurred with estimated efforts to identify significant variations and verify whether those variations have been considered in estimating the remaining efforts to complete the contract.

•        Reviewed a sample of contracts with unbilled revenues to identify possible delays in achieving milestones, which require change in estimated efforts to complete the remaining performance obligations.

•        Performed analytical procedures and test of details for reasonableness of incurred and estimated efforts.

3

Evaluation of uncertain tax positions

The Group has material uncertain tax positions including matters under dispute which involves significant judgment to determine the possible outcome of these disputes.

Refer Notes 1.5b to the Interim Consolidated Financial Statements

Principal Audit Procedures

Obtained details of completed tax assessments and demands for the year ended March 31, 2019 from management. We involved our internal experts to challenge the management’s underlying assumptions in estimating the tax provision and the possible outcome of the disputes. Our internal experts also considered legal precedence and other rulings in evaluating management’s position on these uncertain tax positions. Additionally, we considered the effect of new information in respect of uncertain tax positions as at April 1, 2018 to evaluate whether any change was required to management’s position on these uncertainties.

4

Recoverability of Indirect tax receivables

As at March 31, 2019, non-current assets in respect of withholding tax and others includes Cenvat recoverable amounting to 523 crores which are pending adjudication.

Refer Note 2.4 to the Interim Consolidated Financial statements.

Principal Audit Procedures We have involved our internal experts to review the nature of the amounts recoverable, the sustainability and the likelihood of recoverability upon final resolution.

Management’s Responsibility for the Interim Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Board of Directors of the companies included in the Group are responsible for maintenance of the adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim consolidated financial statements, the respective Board of Directors of the companies included in the Group are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The respective Board of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim consolidated financial statements, including the disclosures, and whether the interim consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the interim consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the interim consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm Registration No. 117366W/W-100018)

P. r. ramesh

Partner

Bengaluru, April 12, 2019	(Membership No. 70928)

INFOSYS LIMITED AND SUBSIDIARIES

Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and year ended March 31, 2019

Index

Consolidated Balance Sheet
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgements
1.5 Critical accounting estimates
1.6 Recent accounting pronouncements
2. Notes to the Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions
2.7 Property, plant and equipment
2.8 Goodwill and other Intangible assets
2.9 Business combinations and Disposal Group held for sale
2.10 Revenue from Operations
2.11 Expense by Nature
2.12 Employee Benefits
2.13 Equity
2.14 Other Income
2.15 Operating Leases
2.16 Employees' Stock Option Plans (ESOP)
2.17 Income Taxes
2.18 Reconciliation of basic and diluted shares used in computing earnings per share
2.19 Related party transactions
2.20 Segment reporting

Infosys Limited and subsidiaries

(In crore except equity share data)

Consolidated Balance Sheet as at	Note	March 31, 2019	March 31, 2018
ASSETS
Current assets
Cash and cash equivalents	2.1	19,568	19,818
Current investments	2.2	6,627	6,407
Trade receivables		14,827	13,142
Unbilled revenue		5,374	4,261
Prepayments and other current assets	2.4	5,723	4,313
Income tax assets		423	–
Derivative financial instruments	2.3	336	16
		52,878	47,957
Assets held for sale	2.9	–	2,060
Total current assets		52,878	50,017
Non-current assets
Property, plant and equipment	2.7	13,356	12,143
Goodwill	2.8	3,540	2,211
Intangible assets	2.8	691	247
Investment in associate	2.19	–	–
Non-current investments	2.2	4,634	5,756
Deferred income tax assets		1,372	1,282
Income tax assets		6,320	6,070
Other non-current assets	2.4	1,947	2,164
Total non-current assets		31,860	29,873
Total assets		84,738	79,890
LIABILITIES AND EQUITY
Current liabilities
Trade payables		1,655	694
Derivative financial instruments	2.3	15	42
Current income tax liabilities		1,567	2,043
Client deposits		26	38
Unearned revenue		2,809	2,295
Employee benefit obligations		1,619	1,421
Provisions	2.6	576	492
Other current liabilities	2.5	10,371	6,756
		18,638	13,781
Liabilities directly associated with assets held for sale	2.9	–	324
Total current liabilities		18,638	14,105
Non-current liabilities
Deferred income tax liabilities		672	541
Employee benefit obligations		44	48
Other non-current liabilities	2.5	378	272
Total liabilities		19,732	14,966
Equity
Share capital - 5 par value 4,80,00,00,000 (2,40,00,00,000) equity shares authorized, issued and outstanding 4,33,59,54,462 (2,17,33,12,301) equity shares fully paid up, net of 2,03,24,982 (1,08,01,956) treasury shares as at March 31, 2019 and (March 31, 2018), respectively		2,170	1,088
Share premium		396	186
Retained earnings		58,848	61,241
Cash flow hedge reserves		21	–
Other reserves		2,570	1,583
Capital redemption reserve		61	56
Other components of equity		882	769
Total equity attributable to equity holders of the Company		64,948	64,923
Non-controlling interests		58	1
Total equity		65,006	64,924
Total liabilities and equity		84,738	79,890

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Consolidated Statement of Comprehensive Income for the		Three months ended March 31,		Year ended March 31,
	Note	2019	2018	2019	2018
Revenues	2.10	21,539	18,083	82,675	70,522
Cost of sales	2.11	14,283	11,554	53,867	45,130
Gross profit		7,256	6,529	28,808	25,392
Operating expenses
Selling and marketing expenses	2.11	1,226	947	4,473	3,560
Administrative expenses	2.11	1,412	1,110	5,455	4,684
Total operating expenses		2,638	2,057	9,928	8,244
Operating profit		4,618	4,472	18,880	17,148
Other income, net	2.14	665	652	2,882	3,311
Reduction in the fair value of Disposal Group held for sale	2.9	–	(118)	(270)	(118)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.9	–	–	(451)	–
Share in net profit/(loss) of associate, including impairment		–	–	–	(71)
Profit before income taxes		5,283	5,006	21,041	20,270
Income tax expense	2.17	1,205	1,316	5,631	4,241
Net profit		4,078	3,690	15,410	16,029
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(3)	34	(22)	55
Equity instruments through other comprehensive income, net	2.2	1	9	70	7
		(2)	43	48	62
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.3	(15)	2	21	(39)
Exchange differences on translation of foreign operations		(70)	200	63	321
Fair value changes on investments, net	2.2	25	(15)	2	(1)
		(60)	187	86	281
Total other comprehensive income/(loss), net of tax		(62)	230	134	343
Total comprehensive income		4,016	3,920	15,544	16,372
Profit attributable to:
Owners of the Company		4,074	3,690	15,404	16,029
Non-controlling interests		4	–	6	–
		4,078	3,690	15,410	16,029
Total comprehensive income attributable to:
Owners of the Company		4,012	3,920	15,538	16,372
Non-controlling interests		4	–	6	–
		4,016	3,920	15,544	16,372
Earnings per equity share
Basic ()		9.37	8.49	35.44	35.53
Diluted ()		9.36	8.48	35.38	35.50
Weighted average equity shares used in computing earnings per equity share	2.18
Basic		434,71,29,592	434,65,54,120	434,71,30,157	451,06,64,644
Diluted		435,30,23,863	434,96,17,024	435,34,20,772	451,51,47,740

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Consolidated Statement of Changes in Equity

(In crore except equity share data)

	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2017	228,56,55,150	1,144	2,356	65,056	–	–	387	39	68,982	–	68,982
Changes in equity for the year ended March 31, 2018
Net profit	–	–	–	16,029	–	–	–	–	16,029	–	16,029
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	55	–	55	–	55
Fair value changes on derivatives designated as Cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	–	(39)	(39)	–	(39)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	321	–	321	–	321
Equity instruments through other comprehensive income* (Refer to note 2.2)	–	–	–	–	–	–	7	–	7	–	7
Fair value changes on investments, net* (Refer to note 2.2)	–	–	–	–	–	–	(1)	–	(1)	–	(1)
Total comprehensive income for the period	–	–	–	16,029	–	–	382	(39)	16,372	–	16,372
Shares issued on exercise of employee stock options (Refer to note 2.16)	700,629	–	5	–	–	–	–	–	5	–	5
Employee stock compensation expense (refer to note 2.16)	–	–	79	–	–	–	–	–	79	–	79
Transfer on account of options not exercised	–	–	(2)	2	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(2,200)	2,200	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	617	(617)	–	–	–	–	–	–
Amount paid upon buyback (refer note 2.13)	(113,043,478)	(56)	(2,206)	(10,738)	–	–	–	–	(13,000)	–	(13,000)
Transaction costs related to buyback* (refer note 2.13)	–	–	(46)	–	–	–	–	–	(46)	–	(46)
Amount transferred to capital redemption reserve upon Buyback (refer note 2.13)	–	–	–	(56)	–	56	–	–	–	–	–
Non-controlling interests	–	–	–	–	–	–	–	–	–	1	1
Dividends (including dividend distribution tax)	–	–	–	(7,469)	–	–	–	–	(7,469)	–	(7,469)
Balance as at March 31, 2018	217,33,12,301	1,088	186	61,241	1,583	56	769	–	64,923	1	64,924
Balance as at April 1, 2018	217,33,12,301	1,088	186	61,241	1,583	56	769	–	64,923	–	64,923
Changes in equity for the year ended March 31, 2019
Net profit	–	–	–	15,404	–	–	–	–	15,404	6	15,410
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	(22)	–	(22)	–	(22)
Equity instruments through other comprehensive income* (Refer to note 2.2)	–	–	–	–	–	–	70	–	70	–	70
Fair value changes on derivatives designated as cash flow hedge* (Refer to note 2.3)	–	–	–	–	–	–	–	21	21	–	21
Exchange differences on translation of foreign operations	–	–	–	–	–	–	63	–	63	–	63
Fair value changes on investments, net* (Refer to note 2.2)	–	–	–	–	–	–	2	–	2	–	2
Total comprehensive income for the period	–	–	–	15,404	–	–	113	21	15,538	6	15,544
Shares issued on exercise of employee stock options - before bonus issue (Refer to note 2.16)	392,528	–	–	–	–	–	–	–	–	–	–
Increase in share capital on account of bonus issue (Refer to note 2.13)	2,173,704,829	1,088	–	–	–	–	–	–	1,088	–	1,088
Shares issued on exercise of employee stock options - after bonus issue (Refer to note 2.16)	1,196,804	–	6	–	–	–	–	–	6	–	6
Amounts utilized for bonus issue (Refer to note 2.13)	–	–	–	(1,088)	–	–	–	–	(1,088)	–	(1,088)
Buyback of equity shares (Refer to note 2.5 and 2.17)	(12,652,000)	(6)	–	(1,994)	–	–	–	–	(2,000)	–	(2,000)
Transaction cost relating to buyback* (Refer to note 2.17)	–	–	–	(12)	–	–	–	–	(12)	–	(12)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.17)	–	–	–	(5)	–	5	–	–	–	–	–
Non-controlling interests on acquisition of subsidiary (Refer to note 2.9)	–	–	–	–	–	–	–	–	–	51	51
Employee stock compensation expense (refer to note 2.16)	–	–	197	–	–	–	–	–	197	–	197
Income tax benefit arising on exercise of stock options	–	–	8	–	–	–	–	–	8	–	8
Transfer on account of options not exercised	–	–	(1)	1	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(2,417)	2,417	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	1,430	(1,430)	–	–	–	–	–	–
Dividends (including dividend distribution tax)	–	–	–	(13,712)	–	–	–	–	(13,712)	–	(13,712)
Balance as at March 31, 2019	433,59,54,462	2,170	396	58,848	2,570	61	882	21	64,948	58	65,006

* net of tax

(1)	excludes treasury shares of 20,324,982 as at March 31, 2019, 10,801,956 as at April 1, 2018, and 1,12,89,514 as at April 1, 2017, held by consolidated trust. The treasury shares as at April 1, 2018 and as at April 1, 2017 have not been adjusted for the September 2018 bonus issue.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and subsidiaries

Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars		Year ended March 31,
	Note	2019	2018
Operating activities:
Net Profit		15,410	16,029
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.7	2,011	1,863
Income tax expense	2.17	5,631	4,241
Interest and dividend income		(910)	(829)
Effect of exchange rate changes on assets and liabilities		66	16
Impairment loss under expected credit loss model		239	34
Share in net profit/(loss) of associate, including impairment		–	71
Reduction in the fair value of Disposal Group held for sale	2.9	270	118
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.9	451	–
Stock compensation expense		202	84
Other adjustments		(102)	(133)
Changes in working capital
Trade receivables and unbilled revenue		(2,881)	(1,523)
Prepayments and other assets		(839)	(376)
Trade payables		916	328
Client deposits		(11)	6
Unearned revenue		334	673
Other liabilities and provisions		1,889	786
Cash generated from operations		22,676	21,388
Income taxes paid		(6,832)	(6,829)
Net cash provided by operating activities		15,844	14,559
Investing activities:
Expenditure on property, plant and equipment	2.7 & 2.8	(2,445)	(1,998)
Loans to employees		14	28
Deposits placed with corporation		(24)	(130)
Interest and dividend received		554	427
Payment of contingent consideration pertaining to acquisition of business	2.9	(18)	(33)
Payment towards acquisition of business, net of cash acquired	2.9	(550)	(27)
Advance payment towards acquisition of business		(206)	-
Investment in equity and preference securities		(21)	(23)
Investment in others investments		(19)	(23)
Sale of others investments		10	-
Proceeds from sale of equity and preference securities		115	35
Investment in certificates of deposit		(2,393)	(6,653)
Redemption of certificates of deposit		5,540	9,690
Investment in quoted debt securities		(1,015)	(106)
Redemption of quoted debt securities		862	115
Redemption of commercial paper		300	–
Investment in commercial paper		(491)	(291)
Escrow and other deposits pertaining to Buyback	2.4	(257)	–
Investment in liquid mutual fund units and fixed maturity plan securities		(78,355)	(62,063)
Redemption of liquid mutual fund units and fixed maturity plan securities		76,821	64,163
Net cash used in investing activities		(1,578)	3,111
Financing activities:
Payment of dividends including dividend distribution tax		(13,705)	(7,464)
Buyback of equity shares including transaction cost		(813)	(13,046)
Shares issued on exercise of employee stock options		6	5
Net cash used in financing activities		(14,512)	(20,505)
Effect of exchange rate changes on cash and cash equivalents		(57)	81
Net increase/(decrease) in cash and cash equivalents		(246)	(2,835)
Cash and cash equivalents at the beginning of the period	2.1	19,871	22,625
Cash and cash equivalents at the end of the period	2.1	19,568	19,871
Supplementary information:
Restricted cash balance	2.1	358	533

The accompanying notes form an integral part of the interim consolidated financial statements

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No : 117366W/ W-100018

P. R. Ramesh Partner Membership No. 70928	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 12, 2019	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Notes to the consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares is listed on the New York Stock Exchange (NYSE).

Further, the Company's ADS were also listed on the Euronext London and Euronext Paris. On July 5, 2018, the Company voluntarily delisted its ADS from the said exchanges due to low average daily trading volume of its ADS on these exchanges.

The Group's consolidated financial statements are authorized for issue by the Company's Board of Directors on April 12, 2019.

1.2 Basis of preparation of financial statements

These consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these interim consolidated financial statements.

As the quarter and year figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgements

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity.

Further, the Group uses significant judgements while determining the transaction price allocated to performance obligations using the expected cost plus margin approach.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. Also refer to Note 2.17.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts. ( Refer to Note. 2.9.2)

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes.

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

f. Non-current assets and Disposal Groups held for sale

Assets and liabilities of Disposal Groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the Disposal Groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs.

Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs.

1.6 Recent accounting pronouncements

IFRS 16 Leases : On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases replacing the existing leases Standard, IAS 17 Leases and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model for a lessee and requires the lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is low value in nature. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The standard permits two possible methods of transition:

•	Full retrospective – Retrospectively to each prior period presented applying IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors

•	Modified retrospective – Retrospectively, with the cumulative effect of initially applying the Standard recognized at the date of initial application.

Under modified retrospective approach, the lessee records the lease liability as the present value of the remaining lease payments, discounted at the incremental borrowing rate and the right of use asset either as:

•	Its carrying amount as if the standard had been applied since the commencement date, but discounted at lessee’s incremental borrowing rate at the date of initial application or

•	An amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments related to that lease recognized under IAS 17 immediately before the date of initial application
Certain practical expedients are available under both the methods.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers.

On completion of evaluation of the effect of adoption of IFRS 16, the Group is proposing to use the ‘Modified Retrospective Approach’ for transitioning to IFRS 16, and take the cumulative adjustment to retained earnings, on the date of initial application (April 1, 2019). Accordingly, comparatives for the year ended March 31, 2019 will not be retrospectively adjusted. The Group has elected certain available practical expedients on transition.

The effect of adoption as on transition date would majorly result in an increase in right of use asset approximately by 2,300 crore, net investment in sub-lease approximately by 440 crore and an increase in lease liability approximately by 3,050 crore.

IFRIC 23, Uncertainty over Income Tax Treatments : The International Accounting Standards Board (IASB) issued IFRS interpretation IFRIC 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The standard permits two possible methods of transition - i) Full retrospective approach – Under this approach, IFRIC 23 will be applied retrospectively to each prior reporting period presented in accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, without using hindsight and ii) Retrospectively with cumulative effect of initially applying IFRIC 23 recognized by adjusting equity on initial application, without adjusting comparatives.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group will adopt the standard on April 1, 2019 and has decided to adjust the cumulative effect in equity on the date of initial application i.e. April 1, 2019 without adjusting comparatives.

The effect on adoption of IFRIC 23 would be insignificant in the consolidated financial statements.

Amendment to IAS 12 – Income taxes : In December 2017, the IASB issued amendments to the guidance in IAS 12, ‘Income Taxes’, in connection with accounting for dividend distribution taxes.

The amendment clarifies that an entity shall recognize the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where the entity originally recognized those past transactions or events.

Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

Amendment to IAS 19 – plan amendment, curtailment or settlement : On February 7, 2018, the IASB issued amendments to the guidance in IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements.

The amendments require an entity:

•	to use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and

•	to recognize in profit or loss as part of past service cost, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling.

Effective date for application of this amendment is annual period beginning on or after January 1, 2019, although early application is permitted. The Group does not have any impact on account of this amendment

Amendment to IFRS 3 Business Combinations - On October 22,2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment also introduces an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted. The Group is currently evaluating the effect of this amendment on the consolidated financial statements.

2. Notes to the consolidated financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Cash and bank deposits	14,197	13,168
Deposits with financial institutions	5,371	6,650
Total Cash and cash equivalents	19,568	19,818
Cash and cash equivalents included under assets classified under held for sale (Refer note no 2.9)	–	53
	19,568	19,871

Cash and cash equivalents as at March 31, 2019 and March 31, 2018 include restricted cash and bank balances of 358 crore and 533 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current Accounts
ANZ Bank, Taiwan	1	9
Axis Bank - Unpaid Dividend Account	4	1
Axis Bank, India	1	–
Banamex Bank, Mexico	8	2
Banamex Bank, Mexico (U.S. Dollar account)	27	13
Bank of America, Mexico	102	25
Bank of America, USA	1,162	1,172
Bank of Baroda, Mauritius	1	1
Bank of Leumni , Israel	6	–
Bank of Tokyo-Mitsubishi UFJ Ltd., Japan	1	1
Bank Zachodni WBK S.A, Poland	–	17
Barclays Bank, UK	39	40
BNP Paribas Bank, Norway	24	88
China Merchants Bank, China	2	6
Citibank N.A., Australia	91	223
Citibank N.A., Brazil	31	14
Citibank N.A., China	65	116
Citibank N.A., China (U.S. Dollar account)	14	9
Citibank N.A., Costa Rica	1	1
Citibank N.A., Europe	1	–
Citibank N.A., Dubai	10	6
Citibank N.A., EEFC (U.S. Dollar account)	2	4
Citibank N.A., Hungary	1	6
Citibank N.A., India	2	2
Citibank N.A., Japan	22	18
Citibank N.A., New Zealand	3	11
Citibank N.A., Portugal	10	8
Citibank N.A., Romania	1	2
Citibank N.A., Singapore	77	4
Citibank N.A., South Africa	18	33
Citibank N.A., South Africa (Euro account)	1	1
Citibank N.A., South Korea	17	2
Citibank N.A., USA	8	4
Citibank N.A., Luxembourg	4	–
Commercial Bank, Germany	1	–
Danske Bank, Sweden	1	1
Deutsche Bank, Belgium	16	27
Deutsche Bank, Czech Republic	20	16
Deutsche Bank, Czech Republic (Euro account)	6	3
Deutsche Bank, Czech Republic (U.S. Dollar account)	24	2
Deutsche Bank, EEFC (Australian Dollar account)	3	2
Deutsche Bank, EEFC (Euro account)	23	34
Deutsche Bank, EEFC (Swiss Franc account)	5	2
Deutsche Bank, EEFC (U.S. Dollar account)	217	32
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	8	9
Deutsche Bank, France	20	19
Deutsche Bank, Germany	111	100
Deutsche Bank, Hong Kong	1	1
Deutsche Bank, India	45	44
Deutsche Bank, Malaysia	1	5
Deutsche Bank, Netherlands	34	15
Deutsche Bank, Philippines	4	25
Deutsche Bank, Philippines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	28	18
Deutsche Bank, Poland (Euro account)	8	8
Deutsche Bank, Russia	3	3
Deutsche Bank, Russia (U.S. Dollar account)	–	5
Deutsche Bank, Singapore	15	17
Deutsche Bank, Spain	1	1
Deutsche Bank, Switzerland	33	29
Deutsche Bank, Switzerland ( US Dollar account)	1	–
Deutsche Bank, United Kingdom	42	79
Deutsche Bank, USA	61	2
Hua Xia Bank, RMB	1	–
HDFC Bank - Unpaid dividend account	–	1
HSBC Bank, (U.S. Dollar account)	1	–
HSBC Bank, Dubai	–	2
HSBC Bank, Hong Kong	1	2
HSBC Bank, India	3	–
HSBC Bank, United Kingdom	19	6
ICICI Bank, EEFC (Euro account)	7	1
ICICI Bank, EEFC (U.S. Dollar account)	34	40
ICICI Bank, EEFC (United Kingdom Pound Sterling account)	6	11
ICICI Bank, India	42	52
Kotak Bank	5	–
ICICI Bank - Unpaid dividend account	25	20
Nordbanken, Sweden	45	50
Nordea	17	–
Punjab National Bank, India	2	12
Raiffeisen Bank, Czech Republic	–	5
Raiffeisen Bank, Romania	–	3
Royal Bank of Canada, Canada	136	166
Santander Bank, Argentina	–	1
Splitska Banka D.D., Société Générale Group, Croatia	14	8
State Bank of India, India	3	1
Silicon Valley Bank, USA	13	–
The Saudi British Bank, Saudi Arabia	3	3
Washington Trust Bank	48	–
	2,915	2,725
Deposit Accounts
Axis Bank	925	–
Bank BGZ BNP Paribas S.A.	235	144
Barclays Bank	500	200
Canara Bank	130	235
Citibank	176	227
Deutsche Bank, AG	–	24
Deutsche Bank, Poland	126	211
HDFC Bank	50	2,498
HSBC Bank	200	–
ICICI Bank	3,246	3,699
IDBI Bank	–	250
IDFC Bank	2,450	1,500
IndusInd Bank	550	1,000
Kotak Mahindra Bank	500	–
South Indian Bank	173	450
Standard Chartered Bank	2,000	–
Washington trust bank	21	–
Yes Bank	–	5
	11,282	10,443
Deposits with financial institutions
HDFC Limited	4,146	5,450
LIC Housing Finance Limited	1,225	1,200
	5,371	6,650

Total Cash and cash equivalents	19,568	19,818

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
(i) Current
Amortised Cost
Quoted debt securities
Cost	18	1
Fair Value through profit or loss
Liquid mutual fund units
Fair value	1,786	81
Fair Value through other comprehensive income
Quoted Debt Securities
Fair value	1,846	763
Commercial paper
Fair value	495	293
Certificates of deposit
Fair value	2,482	5,269
Total current investments	6,627	6,407
(ii) Non-current
Amortised Cost
Quoted debt securities
Cost	1,893	1,896
Fair Value through other comprehensive income
Quoted debt securities
Fair value	2,144	3,215
Unquoted equity and preference securities
Fair value	100	138
Fair Value through profit or loss
Unquoted convertible promissory note
Fair value	–	12
Unquoted Preference securities
Fair value	23	–
Fixed Maturity Plan Securities
Fair value	458	429
Others
Fair value	16	66
Total non-current investments	4,634	5,756

Total investments	11,261	12,163
Investments carried at amortised cost	1,911	1,897
Investments carried at fair value through other comprehensive income	7,067	9,678
Investments carried at fair value through profit or loss	2,283	588

Uncalled capital commitments outstanding as at March 31, 2019 and March 31, 2018 was 86 crore and 81 crore, respectively.

Details of amounts recorded in other comprehensive income:

(In crore)

Net Gain/(loss) on	Year ended
	March 31, 2019			March 31, 2018
	Gross	Tax	Net	Gross	Tax	Net
Quoted debt securities	6	(1)	5	(13)	2	(11)
Certificates of deposit	(5)	2	(3)	16	(6)	10
Unquoted equity and preference securities	63	7	70	4	3	7

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value
		As at
		March 31, 2019	March 31, 2018
Liquid mutual fund units	Quoted price	1,786	81
Fixed maturity plan securities	Market observable inputs	458	429
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	2,125	2,151
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	3,990	3,978
Certificates of deposit	Market observable inputs	2,482	5,269
Commercial paper	Market observable inputs	495	293
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	100	138
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	23	–
Unquoted convertible promissory note	Discounted cash flows method, Market multiples method, Option pricing model, etc.	–	12
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	16	66
Total		11,475	12,417

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options and buy back of ordinary shares are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the Company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the balance sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(In crore)

	Amortised cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	19,568	-	–	–	–	19,568	19,568
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	1,786	–	–	1,786	1,786
Fixed maturity plan securities	–	–	458	–	–	458	458
Quoted debt securities	1,911	–	–	–	3,990	5,901	6,115(1)
Certificates of deposit	–	–	–	–	2,482	2,482	2,482
Commercial paper	–	–	–	–	495	495	495
Unquoted equity and preference securities	–	–	23	100	–	123	123
Unquoted investment others	–	–	16	–	–	16	16
Trade receivables	14,827	–	–	–	–	14,827	14,827
Unbilled revenues (3) (Refer to Note 2.10)	2,093	–	–	–	–	2,093	2,093
Prepayments and other assets (Refer to Note 2.4)	3,648	–	–	–	–	3,648	3,564(2)
Derivative financial instruments	–	–	299	–	37	336	336
Total	42,047	–	2,582	100	7,004	51,733	51,863
Liabilities:
Trade payables	1,655	–	–	–	–	1,655	1,655
Derivative financial instruments	–	–	15	–	–	15	15
Other liabilities including contingent consideration (Refer to Note 2.5)	8,731	–	190	–	–	8,921	8,921
Total	10,386	–	205	–	–	10,591	10,591

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

(3)	Excludes unbilled revenue for fixed price development contracts where right to consideration is conditional on factors other than passage of time

The carrying value and fair value of financial instruments by categories as at March 31, 2018 were as follows:

(In crore)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	19,818	–	–	–	–	19,818	19,818
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	81	–	–	81	81
Fixed maturity plan securities	–	–	429	–	–	429	429
Quoted debt securities	1,897	–	–	–	3,978	5,875	6,129(1)
Certificates of deposit	–	–	–	–	5,269	5,269	5,269
Commercial papers	–	–	–	–	293	293	293
Unquoted equity and preference securities	–	–	–	138	–	138	138
Unquoted investments others	–	–	66	–	–	66	66
Unquoted convertible promissory note	–	–	12	–	–	12	12
Trade receivables	13,142	–	–	–	–	13,142	13,142
Unbilled revenue (Refer to Note 2.10)	4,261	–	–	–	–	4,261	4,261
Prepayments and other assets (Refer to Note 2.4)	2,966	–	–	–	–	2,966	2,882(2)
Derivative financial instruments	–	–	4	–	12	16	16
Total	42,084	–	592	138	9,552	52,366	52,536
Liabilities:
Trade payables	694	–	–	–	–	694	694
Derivative financial instruments	–	–	39	–	3	42	42
Other liabilities including contingent consideration (Refer to Note 2.5)	5,442	–	54	–	–	5,496	5,496
Total	6,136	–	93	–	3	6,232	6,232

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2019:

(In crore)

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	1,786	1,786	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	458	–	458	–
Investments in quoted debt securities (Refer to Note 2.2)	6,115	4,358	1,757	–
Investments in certificates of deposit (Refer to Note 2.2)	2,482	–	2,482	–
Investments in commercial paper (Refer to Note 2.2)	495	–	495	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	123	–	–	123
Investments in unquoted investments others (Refer to Note 2.2)	16	–	–	16
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	336	–	336	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	15	–	15	–
Liability towards contingent consideration (Refer to Note 2.5)*	190	–	–	190

*Discount rate pertaining to contingent consideration ranges from 9% to 16%.

During the year ended March 31, 2019, quoted debt securities of 336 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 746 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2018:

(In crore)

Particulars	As at March 31, 2018	Fair value measurement at end of the reporting year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	81	81	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	429	–	429	–
Investments in quoted debt securities (Refer to Note 2.2)	6,129	4,574	1,555	–
Investments in certificates of deposit (Refer to Note 2.2)	5,269	–	5,269	–
Investments in commercial papers (Refer to Note 2.2)	293	–	293	–
Investments in unquoted equity and preference securities(Refer to Note 2.2)	138	–	–	138
Investments in unquoted investments others (Refer to Note 2.2)	66	–	–	66
Investments in unquoted convertible promissory note (Refer to Note 2.2)	12	–	–	12
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	16	–	16	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	42	–	42	–
Liability towards contingent consideration (Refer to Note 2.5)*	54	–	–	54

*Discounted contingent consideration of 21 crore pertaining to Brilliant Basics at 10%

During the year ended March 31, 2018, tax free bonds and non-convertible debentures of 1,797 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and 850 crore was transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Income from financial assets is as follows :

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Interest income from financial assets carried at amortised cost	355	382	1,404	1,674
Interest income on financial assets fair valued through other comprehensive income	142	133	646	682
Dividend income from investments carried at fair value through profit or loss	1	–	2	4
Gain / (loss) on investments carried at fair value through profit or loss	65	39	170	253
	563	554	2,222	2,613

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses foreign currency risk from monetary assets and liabilities as at March 31, 2019:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,640	266	110	213	1,113	3,342
Trade receivables	9,950	1,844	1,025	527	971	14,317
Unbilled revenue	3,733	769	251	276	434	5,463
Other assets	456	104	34	34	314	942
Trade payables	(708)	(128)	(139)	(80)	(107)	(1,162)
Employee benefit obligations	(678)	(106)	(25)	(205)	(164)	(1,178)
Other liabilities	(3,523)	(454)	(192)	(177)	(595)	(4,941)
Net assets / (liabilities)	10,870	2,295	1,064	588	1,966	16,783

The following table analyses foreign currency risk from monetary assets and liabilities as at March 31, 2018:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	1,287	218	147	353	1,192	3,197
Trade receivables	8,317	1,751	845	788	781	12,482
Unbilled revenue	2,318	637	304	159	371	3,789
Other assets	318	26	26	14	99	483
Trade payables	(273)	(81)	(114)	(30)	(58)	(556)
Accrued Expenses	(1,082)	(188)	(111)	(61)	(149)	(1,591)
Employee benefit obligations	(572)	(91)	(25)	(181)	(129)	(998)
Other liabilities	(635)	(138)	(79)	(31)	(318)	(1,201)
Net assets / (liabilities)	9,678	2,134	993	1,011	1,789	15,605

Sensitivity analysis between Indian rupee and U.S. Dollar

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Impact on Group's incremental operating margins	0.45%	0.50%	0.47%	0.50%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

Particulars	As at		As at
	March 31, 2019		March 31, 2018
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Option Contracts
In Australian dollars	120	588	60	300
In Euro	135	1,049	100	808
In United Kingdom Pound Sterling	25	226	20	184
Other derivatives
Forward contracts
In Australian dollars	8	37	5	25
In Canadian dollars	13	68	20	99
In Euro	176	1,367	91	735
In Japanese Yen	550	34	550	34
In New Zealand dollars	16	75	16	76
In Norwegian Krone	40	32	40	34
In South African Rand	–	–	25	14
In Singapore dollars	140	716	5	25
In Swedish Krona	50	37	50	40
In Swiss Franc	25	172	21	146
In U.S. dollars	955	6,608	623	4,061
In United Kingdom Pound Sterling	80	724	51	466
Option Contracts
In Australian dollars	10	49	20	100
In Canadian dollars	13	69	-	-
In Euro	60	466	45	363
In Swiss Franc	5	35	5	33
In U.S. dollars	433	2,995	320	2,086
In United Kingdom Pound Sterling	10	91	25	231
Total forwards & options		15,438		9,860

The group recognized a net gain of 207 crore and 240 crore during the three months and year ended March 31, 2019 and a net loss of 130 crore and net gain of 1 crore during the three months and year ended March 31, 2018, respectively, on derivative financial instruments not designated as cash flow hedges which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the balance sheet date:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Not later than one month	4,432	2,828
Later than one month and not later than three months	6,921	4,568
Later than three months and not later than one year	4,085	2,464
Total	15,438	9,860

During the year ended March 31, 2019 and March 31, 2018, the Group has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve as at March 31, 2019 are expected to occur and reclassified to statement of comprehensive income within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the three months and year ended March 31, 2019 and March 31, 2018:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Gain / (Loss)
Balance at the beginning of the period	36	(2)	–	39
Gain / (loss) recognised in other comprehensive income during the period	25	(9)	118	(93)
Amount reclassified to profit and loss during the period	(45)	11	(90)	41
Tax impact on above	5	–	(7)	13
Balance at the end of the period	21	–	21	–

The Group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

Particulars	As at
	March 31, 2019		March 31, 2018
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	338	(17)	20	(46)
Amount set off	(2)	2	(4)	4
Net amount presented in balance sheet	336	(15)	16	(42)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 14827 crore and 13,142 crore as at March 31, 2019 and March 31, 2018, respectively and unbilled revenue amounting to 5374 crore and 4,261 crore as at March 31, 2019 and March 31, 2018, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk has always been managed by the Group through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. On account of adoption of IFRS 9, the Group uses expected credit loss model to assess the impairment loss or gain. The Group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top ten customers:

(In %)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Revenue from top customer	3.3	3.6	3.6	3.4
Revenue from top ten customers	19.7	19.2	19.0	19.3

Credit risk exposure

The allowance of lifetime expected credit loss on customer balances for the three months and year ended March 31, 2019 was 15 crore and 239 crore, respectively.

Reversal of lifetime expected credit losses for the three months ended March 31, 2018 was 27 crore and allowance of lifetime expected credit losses for year ended March 31, 2018 was 34 crore.

Movement in credit loss allowance:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Balance at the beginning	615	470	449	411
Translation differences	(3)	7	12	10
Impairment loss recognised / (reversed)	15	(27)	239	34
Reclassified as held for sale (refer note no 2.9)	–	(1)	–	(1)
Write-offs	–	–	(73)	(5)
Balance at the end	627	449	627	449

The Group’s credit period generally ranges from 30-60 days.

Credit exposure

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Trade receivables	14,827	13,142
Unbilled revenue	5,374	4,261

Days Sales Outstanding (DSO) as of March 31, 2019 and March 31, 2018 was 66 days and 67 days, respectively.

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, quoted bonds issued by government and quasi government organizations, non convertible debentures, certificates of deposit, commercial papers and government securities.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2019, the Group had a working capital of 34,240 crore including cash and cash equivalents of 19,568 crore and current investments of 6,627 crore. As at March 31, 2018, the Group had a working capital of 34,176 crore including cash and cash equivalents of 19,818 crore and current investments of 6,407 crore.

As at March 31, 2019 and March 31, 2018, the outstanding employee benefit obligations were 1,663 crore and 1,469 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

Under the company's ongoing buyback programme the maximum buyback size is 8,260 crore. The company has bought back shares amounting to 797 crore (including transaction costs) till March 31, 2019. Refer to note no. 2.13.

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2019:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,655	–	–	–	1,655
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	8,716	11	4	–	8,731
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	114	83	–	36	233

The table below provides details regarding the contractual maturities of significant financial liabilities as at March 31, 2018:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	694	–	–	–	694
Other liabilities (excluding liability towards contingent consideration) (Refer to Note 2.5)	5,442	–	–	–	5,442
Liability towards contingent consideration on an undiscounted basis (Refer to Note 2.5)	41	7	7	–	55

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Rental deposits	15	13
Security deposits	4	9
Loans to employees	241	239
Prepaid expenses(1)	751	472
Interest accrued and not due	905	766
Withholding taxes and others(1)	1,488	1,032
Advance payments to vendors for supply of goods(1)	109	119
Deposit with corporations	1,671	1,535
Deferred contract cost(1)	58	44
Escrow and other deposits pertaining to buyback (refer to note 2.13)	257	–
Other assets	224	84
Total Current prepayment and other assets	5,723	4,313
Non-current
Loans to employees	19	36
Deposit with corporations	67	60
Rental deposits	193	171
Security deposits	52	53
Withholding taxes and others(1)	929	1,428
Deferred contract cost(1)	277	262
Prepaid expenses(1)	162	111
Advance pertaining to business acquisition (Refer note 2.9.1)(1)	206	–
Prepaid gratuity(1)	42	43
Total Non- current prepayment and other assets	1,947	2,164
Total prepayment and other assets	7,670	6,477
Financial assets in prepayments and other assets	3,648	2,966

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes 523 crore which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred for the contract and are amortized over the term of the contract.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following :

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Current
Accrued compensation to employees	2,572	2,509
Accrued expenses	3,319	2,452
Withholding taxes and others(1)	1,487	1,240
Retention money	112	132
Liabilities of controlled trusts	168	139
Deferred income - government grant on land use rights(1)	1	1
Accrued gratuity (1)	2	–
Liability towards contingent consideration (Refer to Note 2.9)	102	41
Deferred rent (1)	63	32
Capital Creditors	676	155
Financial liability relating to buyback (refer to note 2.13)	1,202	–
Others	667	55
Total current other liabilities	10,371	6,756
Non-current
Liability towards contingent consideration (Refer to Note 2.9)	88	13
Accrued gratuity (1)	30	28
Accrued compensation to employees	15	–
Deferred income - government grant on land use rights(1)	42	44
Deferred rent (1)	174	151
Deferred income(1)	29	36
Total non-current other liabilities	378	272
Total other liabilities	10,749	7,028
Financial liabilities included in other liabilities	8,921	5,496
Financial liability towards contingent consideration on an undiscounted basis (Refer to Note 2.9)	233	55

(1)Non financial liabilities

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability of 1,202 crore for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback as of March 31, 2019 (refer to note 2.9). The financial liability is recognised at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

2.6 Provisions

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for corrections of errors and support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Provision for post sales client support and other provisions	576	492
	576	492

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year.

The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

Particulars	Three months ended March 31, 2019	Year ended March 31, 2019
Balance at the beginning	582	492
Provision recognized / (reversed)	24	168
Provision utilized	(24)	(112)
Translation difference	(6)	28
Balance at the end	576	576

Provision for post sales client support and other provisions is included in cost of sales in the consolidated statement of comprehensive income.

As at March 31, 2019 and March 31, 2018, claims against the company, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.17) amounted to 230 crore and 260 crore respectively.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Over lease term

(1) Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the consolidated statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the consolidated statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2019:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2019	1,957	8,633	3,609	5,516	2,040	35	21,790
Additions/adjustments	36	402	427	453	215	3	1,536
Deletions/adjustments	(83)	(116)	(86)	(122)	(32)	–	(439)
Translation difference	–	7	1	(1)	(3)	–	4
Gross carrying value as at March 31, 2019	1,910	8,926	3,951	5,846	2,220	38	22,891
Accumulated depreciation as at January 1, 2019	(35)	(2,948)	(2,655)	(4,101)	(1,503)	(21)	(11,263)
Depreciation	(1)	(81)	(110)	(212)	(68)	(2)	(474)
Accumulated depreciation on deletions	3	103	68	122	29	–	325
Translation difference	–	(1)	–	(1)	1	1	–
Accumulated depreciation as at March 31, 2019	(33)	(2,927)	(2,697)	(4,192)	(1,541)	(22)	(11,412)
Capital work-in progress as at January 1, 2019							2,153
Carrying value as at January 1, 2019	1,922	5,685	954	1,415	537	14	12,680
Capital work-in progress as at March 31, 2019							1,877
Carrying value as at March 31, 2019	1,877	5,999	1,254	1,654	679	16	13,356

Following are the changes in the carrying value of property, plant and equipment for the three months ended March 31, 2018:

 (In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at January 1, 2018	1,806	7,680	3,248	4,820	1,821	30	19,405
Additions	94	416	128	120	54	2	814
Deletions	–	(1)	(4)	(30)	(2)	(1)	(38)
Reclassified as held for sale (refer note no 2.9)	–	–	(3)	(40)	(25)	–	(68)
Translation difference	–	35	4	14	13	–	66
Gross carrying value as at March 31, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Accumulated depreciation as at January 1, 2018	(30)	(2,645)	(2,242)	(3,498)	(1,269)	(18)	(9,702)
Depreciation	(1)	(71)	(103)	(175)	(64)	(1)	(415)
Accumulated depreciation on deletions	–	–	3	29	1	1	34
Reclassified as held for sale (refer note no 2.9)	–	–	2	25	20	–	47
Translation difference	–	(3)	(2)	(11)	(11)	–	(27)
Accumulated depreciation as at March 31, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Capital work-in progress as at January 1, 2018							2,132
Carrying value as at January 1, 2018	1,776	5,035	1,006	1,322	552	12	11,835
Capital work-in progress as at March 31, 2018							2,027
Carrying value as at March 31, 2018	1,869	5,411	1,031	1,254	538	13	12,143

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2019:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Additions	57	916	675	1,129	386	9	3,172
Additions - Business Combination (refer note 2.9)	–	–	3	34	10	–	47
Reclassified from assets held for sale (Refer note 2.9)	–	–	3	40	25	–	68
Deletions	(47)	(116)	(102)	(239)	(59)	(2)	(565)
Translation difference	–	(4)	(1)	(2)	(3)	–	(10)
Gross carrying value as at March 31, 2019	1,910	8,926	3,951	5,846	2,220	38	22,891
Accumulated depreciation as at April 1, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Depreciation	(5)	(313)	(437)	(766)	(255)	(6)	(1,782)
Reclassified from assets held for sale (Refer note 2.9)	–	–	(2)	(25)	(20)	–	(47)
Accumulated depreciation on deletions	3	103	83	229	55	2	475
Translation difference	–	2	1	–	2	–	5
Accumulated depreciation as at March 31, 2019	(33)	(2,927)	(2,697)	(4,192)	(1,541)	(22)	(11,412)
Capital work-in progress as at April 1, 2018							2,027
Carrying value as at April 1, 2018	1,869	5,411	1,031	1,254	538	13	12,143
Capital work-in progress as at March 31, 2019							1,877
Carrying value as at March 31, 2019	1,877	5,999	1,254	1,654	679	16	13,356

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2018:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2017	1,764	7,279	3,023	4,541	1,694	31	18,332
Additions	136	789	364	471	190	5	1,955
Deletions	–	(1)	(18)	(110)	(19)	(5)	(153)
Reclassified as held for sale (refer note no 2.9)	–	–	(3)	(40)	(25)	–	(68)
Translation difference	–	63	7	22	21	–	113
Gross carrying value as at March 31, 2018	1,900	8,130	3,373	4,884	1,861	31	20,179
Accumulated depreciation as at April 1, 2017	(27)	(2,440)	(1,952)	(3,052)	(1,093)	(17)	(8,581)
Depreciation	(4)	(276)	(402)	(693)	(254)	(5)	(1,634)
Accumulated depreciation on deletions	–	–	15	107	18	4	144
Reclassified as held for sale (refer note no 2.9)	–	–	2	25	20	–	47
Translation difference	–	(3)	(5)	(17)	(14)	–	(39)
Accumulated depreciation as at March 31, 2018	(31)	(2,719)	(2,342)	(3,630)	(1,323)	(18)	(10,063)
Capital work-in progress as at April 1, 2017							1,965
Carrying value as at April 1, 2017	1,737	4,839	1,071	1,489	601	14	11,716
Capital work-in progress as at March 31, 2018							2,027
Carrying value as at March 31, 2018	1,869	5,411	1,031	1,254	538	13	12,143

The aggregate depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 571 crore and 642 crore as at March 31, 2019 and March 31, 2018, respectively, towards amounts paid under certain lease-cum-sale agreements to acquire land including agreements where the Group has an option to either purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,724 crore and 1,452 crore, as at March 31, 2019 and March 31, 2018, respectively.

2.8 Goodwill and other intangible assets

2.8.1 Goodwill

Accounting Policy

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the Statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Carrying value at the beginning	2,211	3,652
Goodwill on Wongdoody acquisition (Refer to note 2.9.1)	173	–
Goodwill on Brilliant Basics acquisition (Refer to note 2.9.1)	–	35
Goodwill on Fluido acquisition (Refer to note 2.9.1)	240	–
Goodwill reclassified under assets held for sale (Refer note no 2.9.2)	–	(1,609)
Goodwill reclassified from assets held for sale , net of reduction in recoverable amount (Refer note no 2.9)	863	–
Translation differences	53	133
Carrying value at the end	3,540	2,211

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the business segments based on “Management approach” as defined under IFRS 8, Operating Segments.(Refer Note 2.20). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2019.

The following table presents the allocation of goodwill to operating segments as at March 31, 2019

 (In crore)

Segment	As at March 31, 2019
Financial services	743
Retail	437
Communication	389
Energy, Utilities, Resources and Services	374
Manufacturing	239
2,182
Operating segments without significant goodwill	417
Total	2,599

Consequent to reclassification from held for sale (refer note no. 2.9.2 ) the goodwill pertaining to Panaya, Kallidus and Skava acquistions are tested for impairment at the respective entity Level which amounts to 941 crore as of March 31, 2019.

The following table presents the allocation of goodwill to operating segments (prior to internal reorganization) as at March 31, 2018:

 (In crore)

Segment	As at March 31, 2018
Financial services	474
Manufacturing	252
Retail, Consumer packaged goods and Logistics	314
Life Sciences, Healthcare and Insurance	446
Energy & Utilities, Communication and Services	470
1,956
Operating segments without significant goodwill	255
Total	2,211

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use cash flow projections over a period of five years. An average of the range of each assumption used is mentioned below. As at March 31, 2019 and March 31, 2018, the estimated recoverable amount of the CGU exceeded its carrying amount. The key assumptions used for the calculations are as follows:

(in %)

	As at March 31,
	2019	2018
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	12.5	13.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. Management believes that any reasonable possible changes in the key assumptions would not cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.8.2 Other intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2019:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at January 1, 2019	950	446	–	1	72	100	84	1,653
Additions during the period	–	–	–	–		–	–	–
Acquisition through business combination (Refer note no. 2.9)	–	–	–	–	–	–	–	–
Deletions/retirals during the period	–	–	–	–		–	–	–
Reclassified as held for sale (refer note no 2.9)	–	–	–	–		–	–	–
Translation differences	(13)	(5)	–	–	1	(1)	(1)	(19)
Gross carrying value as at March 31, 2019	937	441	–	1	73	99	83	1,634
Accumulated amortization as at January 1, 2019	(538)	(283)	–	(1)	(11)	(42)	(22)	(897)
Amortization expense	(25)	(22)	–	–	(1)	(3)	(6)	(57)
Deletions/retirals during the period	–	–	–	–	–	–	–	–
Reclassified as held for sale (refer note no 2.9)	–	–	–	–	–	–	–	–
Translation differences	6	3	–	–	1	1	–	11
Accumulated amortization as at March 31, 2019	(557)	(302)	–	(1)	(11)	(44)	(28)	(943)
Carrying value as at January 1, 2019	412	163	–	–	61	58	62	756
Carrying value as at March 31, 2019	380	139	–	–	62	55	55	691
Estimated Useful Life (in years)	1-10	3-8	–	–	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	–	–	43	2-8	2-3

Following are the changes in the carrying value of acquired intangible assets for the three months ended March 31, 2018:

 (In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at January 1, 2018	756	399	21	1	69	90	62	1,398
Additions during the period	–	–	–	–	–	–	–	–
Deletions during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified as held for sale (refer note no 2.9)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation differences	18	8	–	–	4	2	–	32
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at January 1, 2018	(485)	(178)	(21)	(1)	(8)	(59)	(47)	(799)
Amortization expense	(19)	(20)	–	–	–	(2)	(2)	(43)
Deletions/retirals during the period	172	–	21	–	–	29	35	257
Reclassified as held for sale (refer note no 2.9)	56	182	–	1	–	21	–	260
Translation differences	(13)	(3)	–	–	(2)	(1)	1	(18)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at January 1, 2018	271	221	–	–	61	31	15	599
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2-10	–	–	–	50	5	5
Estimated Remaining Useful Life (in years)	0-5	–	–	–	43	3	3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2019:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2018	445	19	–	–	73	26	27	590
Additions during the period	–	9	–	–	–	–	–	9
Acquisition through business combination (Refer note no. 2.9)	334	–	–	–	–	36	62	432
Deletions/retirals during the period	–	–	–	–	–	–	–	–
Reclassified as held for sale (refer note no 2.9)	157	388	–	1	–	37	–	583
Translation differences	1	25	–	–	–	–	(6)	20
Gross carrying value as at March 31, 2019	937	441	–	1	73	99	83	1,634
Accumulated amortization as at April 1, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Amortization expense	(112)	(90)	–	–	(2)	(10)	(15)	(229)
Reduction in value	(93)	–	–	–	–	–	–	(93)
Deletions/retirals during the period	–	–	–	–	–	–	–	–
Reclassified as held for sale (refer note no 2.9)	(56)	(182)	–	(1)	–	(21)	–	(260)
Translation differences	(7)	(11)	–	–	1	(1)	–	(18)
Accumulated amortization as at March 31, 2019	(557)	(302)	–	(1)	(11)	(44)	(28)	(943)
Carrying value as at April 1, 2018	156	–	–	–	63	14	14	247
Carrying value as at March 31, 2019	380	139	–	–	62	55	55	691
Estimated Useful Life (in years)	1-10	3-8	–	–	50	5-10	3-5
Estimated Remaining Useful Life (in years)	0-7	1	–	–	43	2-8	2-3

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2018:

(In crore)

Particulars	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand or Trademark Related	Others	Total
Gross carrying value as at April 1, 2017	750	405	21	1	66	90	62	1,395
Additions during the period	12	–	–	–	–	–	–	12
Deletions/retirals during the period	(172)	–	(21)	–	–	(29)	(35)	(257)
Reclassified as held for sale (refer note no 2.9)	(157)	(388)	–	(1)	–	(37)	–	(583)
Translation differences	12	2	–	–	7	2	–	23
Gross carrying value as at March 31, 2018	445	19	–	–	73	26	27	590
Accumulated amortization as at April 1, 2017	(382)	(121)	(21)	(1)	(7)	(49)	(38)	(619)
Amortization expense	(127)	(79)	–	–	(1)	(12)	(10)	(229)
Deletions/retirals during the period	172	–	21	–	–	29	35	257
Reclassified as held for sale (refer note no 2.9)	56	182	–	1	–	21	–	260
Translation differences	(8)	(1)	–	–	(2)	(1)	–	(12)
Accumulated amortization as at March 31, 2018	(289)	(19)	–	–	(10)	(12)	(13)	(343)
Carrying value as at April 1, 2017	368	284	–	–	59	41	24	776
Carrying value as at March 31, 2018	156	–	–	–	63	14	14	247
Estimated Useful Life (in years)	2-10	–	–	–	50	5	5
Estimated Remaining Useful Life (in years)	0-5	–	–	–	43	3	3

The amortization expense has been included under depreciation and amortization expense in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income for the three months ended March 31, 2019 and March 31, 2018 was 196 crore and 192 crore respectively, and for the year ended March 31, 2019 and March 31, 2018 was 769 crore and 748 crore respectively.

2.9 Business combinations and Disposal Group held for sale

2.9.1 Business combinations

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Brilliant Basics Holdings Limited.

On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holdings Limited., UK, (Brilliant Basics) a product design and customer experience innovator with experience in executing global programs. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of 29 crore, a contingent consideration of up to 20 crore and an additional consideration of upto 13 crore, referred to as retention bonus, payable to the employees of Brilliant Basics at each anniversary year over the next two years, subject to their continuous employment with the group at each anniversary.

The payment of contingent consideration to sellers of Brilliant Basics is dependent upon the achievement of certain financial targets by Brilliant Basics over a period of 3 years ending on March 2020.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Brilliant Basics on achievement of certain financial targets. The key inputs used in determination of the fair value of contingent consideration are the discount rate of 10% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration is 14 crore as at March 31, 2019.

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	1	–	1
Intangible assets - customer relationships	–	12	12
Deferred tax liabilities on intangible assets	–	(2)	(2)
	1	10	11
Goodwill			35
Total purchase price			46

*Includes cash and cash equivalents acquired of 2 crore

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is 3 crore and the amount has been substantially collected.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash paid	29
Fair value of contingent consideration	17
Total purchase price	46

The transaction costs of 2 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2018.

WongDoody Holding Company Inc.

On May 22, 2018, Infosys acquired 100% of the voting interests in WongDoody Holding Company Inc., (WongDoody) a US-based, full-service creative and consumer insights agency. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to $75 million (approximately 514 crore on acquisition date), which includes a cash consideration of $38 million (approximately 261 crore), contingent consideration of up to $28 million (approximately 192 crore on acquisition date) and an additional consideration of up to $9 million (approximately 61 crore on acquisition date), referred to as retention bonus, payable to the employees of WongDoody over the next three years, subject to their continuous employment with the group.

WongDoody, brings to Infosys the creative talent and marketing and brand engagement expertise. Further the acquisition is expected to strengthen Infosys’ creative, branding and customer experience capabilities to bring innovative thinking, talent and creativity to clients.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	37	–	37
Intangible assets - customer contracts and relationships	–	132	132
Intangible assets - trade name	–	8	8
	37	140	177
Goodwill			173
Total purchase price			350

* Includes cash and cash equivalents acquired of 51 crore.

Goodwill is tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	261
Fair value of contingent consideration	89
Total purchase price	350

The gross amount of trade receivables acquired and its fair value is 12 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of WongDoody is dependent upon the achievement of certain financial targets by WongDoody. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is $17 million ( 121 crore)

The transaction costs of 3 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Infosys Compaz Pte Limited (formerly Trusted Source Pte Ltd)

On November 16, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 60% stake in Infosys Compaz Pte. Ltd a Singapore based IT services company. The business acquisition was conducted by entering into a share purchase agreement for a total consideration of up to SGD 17 million (approximately 91 crore on acquisition date), which includes a cash consideration of SGD 10 million (approximately 54 crore on acquisition date) and a contingent consideration of up to SGD 7 million (approximately 37 crore on acquisition date).

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	92	–	92
Intangible assets - customer contracts and relationships	–	44	44
Deferred tax liabilities on intangible assets	–	(7)	(7)
	92	37	129
Non-controlling interests			(51)
Total purchase price			78

* Includes cash and cash equivalents acquired of 65 crore.

The fair value of each major class of consideration as at the acquisition date is as follows:

(in crore)

Component	Consideration settled
Cash consideration	54
Fair value of contingent consideration	24
Total purchase price	78

The gross amount of trade receivables acquired and its fair value is 50 crore and the amount has been substantially collected.

The payment of contingent consideration to sellers of Infosys Compaz Pte. Ltd is dependent upon the achievement of certain revenue targets by Infosys Compaz Pte. Ltd. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 9% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 is SGD 7 million ( 36 crore).

The transaction costs of 3 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Fluido Oy

On October 11, 2018, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Fluido Oy (Fluido), a Nordic-based salesforce advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of upto Euro 65 million (approximately 560 crore), comprising of cash consideration of Euro 45 million (approximately 388 crore), contingent consideration of upto Euro 12 million (approximately 103 crore) and retention payouts of upto Euro 8 million (approximately 69 crore), payable to the employees of Fluido over the next three years, subject to their continuous employment with the group.

Fluido brings to Infosys the Salesforce expertise, alongside an agile delivery process that simplifies and scales digital efforts across channels and touchpoints. Further, Fluido strengthens Infosys’ presence across the Nordics region with developed assets and client relationships. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(in crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	12	–	12
Intangible assets - Customer contracts and relationships	–	158	158
Intangible assets - Salesforce Relationships	–	62	62
Intangible assets - Brand	–	28	28
Deferred tax liabilities on intangible assets	–	(52)	(52)
	12	196	208
Goodwill			240
Total purchase price			448

* Includes cash and cash equivalents acquired of 28 crore.

Goodwill is not tax deductible

The fair value of each major class of consideration as of the acquisition date is as follows:

(in crore)

Component	Consideration settled

Cash consideration	388
Fair value of contingent consideration	60
Total purchase price	448

The gross amount of trade receivables acquired and its fair value is 27 crore and the amount has been fully collected.

The payment of contingent consideration to sellers of Fluido is dependent upon the achievement of certain financial targets by Fluido. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 16% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as at March 31, 2019 was EUR 8 Million (62 crore)

The transaction costs of 5 crore related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Hitachi Procurement Service Co. Ltd

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in Hitachi Procurement Service Co., Ltd., (HIPUS), Japan, a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately 206 crore), on fulfilment of closing conditions. The company has paid an advance of JPY 3.29 billion (approximately 206 crore) to Hitachi towards cash consideration on March 29, 2019. HIPUS handles indirect materials purchasing functions for the Hitachi Group.

As of April 12, 2019 (i.e., the date of adoption of financial statements by the Board of Directors), the Company is in the process of finalising the accounting for acquisition of HIPUS, including allocation of purchase consideration to identifiable assets and liabilities.

Proposed Acquisition

Stater N.V.

On March 28, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) entered into a definitive agreement to acquire 75% of the shareholding in Stater N.V., a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherlands, for a consideration including base purchase price of up to EUR 127.5 million (approximately 990 crore) and customary closing adjustments, subject to regulatory approvals and fulfilment of closing conditions.

2.9.2 Disposal Group held for sale

Accounting policy

Non-current assets and Disposal Group are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the Disposal Group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and Disposal Group held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

In the three months ended March 2018, the Company had initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. Consequently, a reduction in the fair value of Disposal Group held for sale amounting to 118 crore in respect of Panaya had been recognized in the consolidated statement of comprehensive income for the three months and year ended March 31, 2018. During the three months ended June 30, 2018, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company has recorded a reduction in the fair value of Disposal Group held for sale amounting to 270 crore in respect of Panaya.

During the three months ended December 31, 2018, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale” classification because it is no longer highly probable that sale would be consummated by March 31, 2019 ( twelve months from date of initial classification “ as held for sale”) Accordingly, in accordance with IFRS 5 -" Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the period and as at December 31, 2018 and March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured in the quarter ended December 31, 2018 at the lower of cost and recoverable amount resulting in recognition of additional depreciation and amortization expenses of 88 crore and an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of 451 crore (comprising of 358 crore towards goodwill and 93 crore towards value of customer relationships) in respect of Skava in the consolidated statement of comprehensive income for the three months and nine months ended December 31, 2018.

2.10 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from business IT services comprising of software development and related services, consulting and package implementation and from the licensing of software products and platforms across our core and digital offerings (“together called as software related services”)

Effective April 1, 2018, the Group adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted. The following is a summary of new and/or revised significant accounting policies related to revenue recognition. Refer Note 2.10 "Revenue from operations" in the Company’s 2018 Consolidated financial statements under IFRS for the policies in effect for revenue prior to April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services.

Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last invoicing to the reporting date is recognized as unbilled revenue. Revenue from fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time and where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

Revenues in excess of invoicing are classified as contract assets (which we refer as unbilled revenue) while invoicing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, the Group has applied the guidance in IFRS 15, Revenue from contract with customer, by applying the revenue recognition criteria for each distinct performance obligation. The arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The Group has applied the principles under IFRS 15 to account for revenues from these performance obligations. When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the performance obligation is estimated using the expected cost plus margin approach. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives to each of the underlying performance obligation that corresponds to the progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs.

Deferred contract costs are incremental costs of obtaining a contract which are recognized as assets and amortized over the term of the contract.

Contract modifications are accounted for when additions, deletions or changes are approved either to the contract scope or contract price. The accounting for modifications of contracts involves assessing whether the services added to an existing contract are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract, if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the three months and year ended March 31, 2019 and March 31, 2018 are as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Revenue from software services	20,372	17,191	78,359	66,857
Revenue from products and platforms	1,167	892	4,316	3,665
Total revenue from operations	21,539	18,083	82,675	70,522

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography, offerings and contract-type for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors

Three months ended March 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	4,093	2,206	1,763	1,513	1,150	1,575	767	126	13,193
Europe	1,255	987	464	975	918	35	492	41	5,167
India	296	6	23	1	21	32	4	110	493
Rest of the world	1,161	217	671	258	72	8	24	275	2,686
Total	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539
Revenue by offerings
Services
Digital	2,083	1,229	966	910	683	527	267	100	6,765
Core	3,972	2,109	1,897	1,788	1,427	1,055	917	442	13,607
Subtotal	6,055	3,338	2,863	2,698	2,110	1,582	1,184	542	20,372
Products and platforms
Digital	205	68	57	15	33	66	66	7	517
Core	545	10	1	34	18	2	37	3	650
Subtotal	750	78	58	49	51	68	103	10	1,167
Total	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539
Digital	2,288	1,297	1,023	925	716	593	333	107	7,282
Core	4,517	2,119	1,898	1,822	1,445	1,057	954	445	14,257
Revenues by contract type
Fixed Price	3,006	2,143	1,965	1,531	1,115	814	612	281	11,467
Time & Materials	3,799	1,273	956	1,216	1,046	836	675	271	10,072
Total	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539

Year ended March 31, 2019

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography
North America	16,052	8,792	5,579	5,867	4,336	5,914	3,066	432	50,038
Europe	4,890	3,836	1,897	3,550	3,497	106	2,011	155	19,942
India	1,209	23	56	3	86	137	12	522	2,048
Rest of the world	4,326	905	2,894	970	233	20	114	1,185	10,647
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Revenue by offerings
Services
Digital	7,543	4,410	3,421	2,993	2,291	1,998	1,085	308	24,049
Core	16,064	8,795	6,822	7,190	5,644	4,087	3,780	1,928	54,310
Subtotal	23,607	13,205	10,243	10,183	7,935	6,085	4,865	2,236	78,359
Products and platforms
Digital	734	305	177	68	136	86	204	38	1,748
Core	2,136	46	6	139	81	6	134	20	2,568
Subtotal	2,870	351	183	207	217	92	338	58	4,316
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
Digital	8,277	4,715	3,598	3,061	2,427	2,084	1,289	346	25,797
Core	18,200	8,841	6,828	7,329	5,725	4,093	3,914	1,948	56,878
Revenues by contract type
Fixed Price	11,600	8,571	6,330	6,033	4,178	3,148	2,430	1,136	43,426
Time & Materials	14,877	4,985	4,096	4,357	3,974	3,029	2,773	1,158	39,249
Total	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning and Infosys McCamish- insurance platform.

Trade Receivables and Contract Balances

The Group classifies the right to consideration in exchange for deliverables as either a receivable or as unbilled revenue.

A receivable is a right to consideration that is unconditional upon passage of time. Revenue for time and material contracts are recognised as related service are performed. Revenue for fixed price maintenance contracts is recognized on a straight line basis over the period of the contract. Revenues in excess of billings is recorded as unbilled revenue and is classified as a financial asset for these cases as right to consideration is unconditional upon passage of time .

Revenue recognition for fixed price development contracts is based on percentage of completion method. Invoicing to the clients is based on milestones as defined in the contract. This would result in the timing of revenue recognition being different from the timing of billing the customers. Unbilled revenue for fixed price development contracts is classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivable and unbilled revenues are presented net of impairment in the Consolidated Balance Sheet.

During the year ended March 31, 2019 , the company recognized revenue of 2,237 crore arising from opening unearned revenue as of April 1, 2018.

During the year ended March 31, 2019, 2,685 crore of unbilled revenue pertaining to fixed price development contracts as of April 1, 2018 has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Performance obligations and remaining performance obligations

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as of the end of the reporting period and an explanation as to when the Group expects to recognize these amounts in revenue. Applying the practical expedient as given in IFRS 15, the Group has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material basis. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2019, other than those meeting the exclusion criteria mentioned above, is 51,274 crore. Out of this, the Group expects to recognize revenue of around 50% within the next one year and the remaining thereafter. This includes contracts that can be terminated for convenience without a substantive penalty since, based on current assessment, the occurrence of the same is expected to be remote.

The impact on account of applying the erstwhile IAS 18 - Revenue instead of IFRS 15- Revenue from contract with customers on the financials results of the Group for the three months and year ended and as at March 31, 2019 is insignificant. On account of adoption of IFRS 15, unbilled revenue of 3,281 crore as at March 31, 2019 has been considered as Non financial asset.

2.11 Expenses by nature

 (In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Employee benefit costs (Refer Note 2.12.4)	12,074	10,054	45,315	38,893
Depreciation and amortization charges (Refer Note 2.7 and 2.8)	531	458	2,011	1,863
Travelling costs	603	492	2,433	1,995
Consultancy and professional charges	376	282	1,324	1,043
Cost of Software packages for own use	237	216	930	876
Third party items bought for service delivery to clients	452	246	1,623	983
Communication costs	115	113	471	489
Cost of technical sub-contractors	1,601	1,106	6,033	4,296
Power and fuel	49	50	221	207
Repairs and maintenance	374	279	1,316	1,116
Rates and taxes	52	3	184	166
Insurance charges	19	16	67	55
Commission to non-whole time directors	2	2	8	9
Branding and marketing expenses	135	72	489	304
Provision for post-sales client support	(24)	60	1	142
Impairment loss recognised / (reversed) on financial assets (Refer Note 2.3)	18	2	248	71
Contribution towards Corporate Social Responsibility	66	22	266	156
Operating lease payments (Refer Note 2.15)	165	130	585	528
Others	76	8	270	182
Total cost of sales, selling and marketing expenses and administrative expenses	16,921	13,611	63,795	53,374

The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Employee benefit costs	10,770	8,947	40,498	34,670
Depreciation and amortization	531	458	2,011	1,863
Travelling costs	436	347	1,769	1,451
Cost of technical sub-contractors	1,598	1,106	6,031	4,296
Cost of Software packages for own use	231	216	906	876
Third party items bought for service delivery to clients	452	246	1,623	983
Operating lease payments	103	79	362	319
Consultancy and professional charges	9	15	46	50
Communication costs	64	53	238	225
Repairs and maintenance	106	77	370	300
Provision for post-sales client support	(24)	60	1	142
Others	7	(50)	12	(45)
Total	14,283	11,554	53,867	45,130

Selling and marketing expenses

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Employee benefit costs	882	742	3,236	2,741
Travelling costs	102	79	409	306
Branding and marketing	135	72	489	304
Operating lease payments	22	19	80	78
Communication costs	4	5	18	22
Consultancy and professional charges	66	17	200	66
Others	15	13	41	43
Total	1,226	947	4,473	3,560

Administrative expenses

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Employee benefit costs	422	365	1,581	1,482
Consultancy and professional charges	301	250	1,078	927
Repairs and maintenance	266	202	940	816
Power and fuel	49	50	221	207
Communication costs	47	55	215	242
Travelling costs	65	66	255	238
Impairment loss recognised/(reversed) under expected credit loss model	18	2	248	71
Rates and taxes	52	3	184	166
Insurance charges	19	16	67	55
Operating lease payments	40	32	143	131
Commission to non-whole time directors	2	2	8	9
Contribution towards Corporate Social Responsibility	66	22	266	156
Others	65	45	249	184
Total	1,412	1,110	5,455	4,684

2.12 Employee Benefits

Accounting policy

Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in the Consolidated Statement of Comprehensive income.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys, Infosys BPM and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.12.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as at March 31, 2019 and March 31, 2018:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Change in benefit obligations
Benefit obligations at the beginning	1,201	1,117
Service cost	157	150
Interest expense	85	73
Remeasurements - Actuarial (gains) / losses	32	(59)
Transfer in	–	28
Curtailment gain	–	–
Benefits paid	(128)	(107)
Translation difference	2	–
Reclassified under held for sale (refer note no 2.9.2)	–	(1)
Reclassified from held for sale (refer note no 2.9.2)	2
Benefit obligations at the end	1,351	1,201
Change in plan assets
Fair value of plan assets at the beginning	1,216	1,195
Interest income	90	80
Remeasurements- Return on plan assets excluding amounts included in interest income	4	13
Contributions	174	35
Benefits paid	(123)	(107)
Fair value of plan assets at the end	1,361	1,216
Funded status	10	15
Prepaid gratuity benefit	42	43
Accrued gratuity	(32)	(28)

Amount for the three months and year ended March 31, 2019 and March 31, 2018 recognized in the Consolidated Statement of Comprehensive income under employee benefit expense:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Service cost	39	38	157	150
Net interest on the net defined benefit liability/asset	(2)	(3)	(5)	(7)
Net gratuity cost	37	35	152	143

Amount for the three months and year ended March 31, 2019 and March 31, 2018 recognized in the Consolidated Statement of other comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	5	(41)	32	(59)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	1	(3)	(4)	(13)
	6	(44)	28	(72)

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
(Gain)/loss from change in demographic assumptions	–	–	(4)	–
(Gain)/loss from change in financial assumptions	9	(27)	30	(41)
(Gain)/loss from experience adjustment	(4)	(14)	6	(18)
	5	(41)	32	(59)

Amount recognised in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Cost of sales	33	32	136	128
Selling and marketing expenses	3	2	11	10
Administrative expenses	1	1	5	5
	37	35	152	143

The weighted-average assumptions used to determine benefit obligations as at March 31, 2019 and March 31, 2018 are set out below:

Particulars	As at
	March 31, 2019	March 31, 2018
Discount rate	7.1%	7.5%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and year ended March 31, 2019 and March 31, 2018 are set out below:

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Discount rate(%)	7.5	6.9	7.5	6.9
Weighted average rate of increase in compensation levels(%)	8.0	8.0	8.0	8.0
Weighted average duration of defined benefit obligation (years)	5.9 years	6.1 years	5.9 years	6.1 years

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

Sensitivity of significant assumptions used for valuation of defined benefit obligation:

(in crore)

Impact from percentage point increase / decrease in	As at March 31, 2019
Discount rate	67
Weighted average rate of increase in compensation levels	59

Sensitivity to significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust as at March 31, 2019 and March 31, 2018, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months ended March 31, 2019, and March 31, 2018 were 23 crore and 23 crore, respectively.

Actual return on assets for the year ended March 31, 2019, and March 31, 2018 were 95 crore and 93 crore, respectively.

The Group expects to contribute 162 crore to the gratuity trusts during the remainder of fiscal 2020.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	198
1-2 year	207
2-3 year	216
3-4 year	223
4-5 year	235
5-10 years	1,163

2.12.2 Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided below there is no shortfall as at March 31, 2019 and March 31, 2018, respectively.

The details of fund and plan asset position are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Benefit obligation at the period end	5,989	5,160
Net liability recognized in Balance Sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

Particulars	As at
	March 31, 2019	March 31, 2018
Government of India (GOI) bond yield	7.1%	7.50%
Remaining term to maturity of portfolio	5.47 years	5.9 years
Expected guaranteed interest rate
First year	8.65%	8.55%
Thereafter	8.60%	8.55%

The Group contributed 142 crore and 127 crore to the provident fund during the three months ended March 31, 2019 and March 31, 2018, respectively. The Group contributed 543 crore and 484 crore to the provident fund during the year ended March 31, 2019 and March 31, 2018, respectively. The same has been recognized in the Consolidated Statement of Comprehensive income under the head employee benefit expense.

Provident Fund contribution have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Cost of sales	126	113	485	431
Selling and marketing expenses	11	9	39	34
Administrative expenses	5	5	19	19
	142	127	543	484

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.12.3 Superannuation

The group contributed 57 crore and 44 crore to the superannuation plan during the three months ended March 31, 2019 and March 31, 2018, respectively.

The group contributed 215 crore and 173 crore to the superannuation plan during the year ended March 31, 2019 and March 31, 2018, respectively and the same has been recognized in the Consolidated Statement of comprehensive income under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

Superannuation contribution have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows: -

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Cost of sales	51	39	192	154
Selling and marketing expenses	4	3	15	12
Administrative expenses	2	2	8	7
	57	44	215	173

2.12.4 Employee benefit costs include:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Salaries and bonus(1)(2)	11,838	9,848	44,405	38,093
Defined contribution plans	81	68	307	260
Defined benefit plans	155	138	603	540
	12,074	10,054	45,315	38,893

(1)	Includes an employee stock compensation expense of 59 crore and 202 crore for the three months and year ended March 31, 2019 respectively. Similarly, includes employee stock compensation expense of 26 crore and 84 crore for the three months and year ended March 31, 2018 respectively.

(2)	Included in the above is a reversal of stock compensation cost of 35 crore recorded during the year ended March 31, 2018 towards forfeiture of stock incentives granted to Dr. Vishal Sikka upon his resignation. Refer note no. 2.16.

The employee benefit cost is recognised in the following line items in the consolidated statement of comprehensive income:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Cost of sales	10,770	8,947	40,498	34,670
Selling and marketing expenses	882	742	3,236	2,741
Administrative expenses	422	365	1,581	1,482
	12,074	10,054	45,315	38,893

2.13 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 20,324,982 and 10,801,956 shares were held by controlled trust, as at March 31, 2019 and March 31, 2018, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium.

Retained Earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity consist of currency translation, re-measurement of net defined benefit liability / asset, cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Update on capital allocation policy and buyback

In line with the capital allocation policy announced in April 2018, the Board, in its meeting held on January 11, 2019, approved the following :

(a) Declared a special dividend of 4/- per equity share;

(b) Recommended buyback of Equity Shares from the open market route through Indian stock exchanges of up to 8,260 crore (Maximum Buyback Size) at a price not exceeding 800 per share (Maximum Buyback Price) subject to shareholders' approval by way of Postal Ballot.

After the execution of the above, along with the special dividend of 2,633 crore ($386 million) already paid in June 2018, the Company would complete the distribution of 13,000 crore, which was announced as part of its capital allocation policy in April 2018.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019. At the Maximum buyback price of 800/- per equity share and the Maximum buyback size of 8,260 crore the indicative maximum number of equity shares bought back would be 103,250,000 Equity Shares (Maximum buyback shares) comprising approximately 2.36% of the paid-up equity share capital of the Company as of March 12, 2019 (the date of conclusion of postal ballot for approval for buyback).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and is expected to be completed by September 2019. During the year ended March 31, 2019, 12,652,000 equity shares were purchased from the stock exchange which includes 1,818,000 shares which have been purchased but not extinguished as of March 31, 2019 and 3,636,000 shares which have been purchased but have not been settled and therefore not extinguished as of March 31, 2019. In accordance with section 69 of the Companies Act, 2013, during the year ended March 31, 2019 , the Company has created ‘Capital Redemption Reserve’ of 6 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore. The shareholders approved the said proposal of buyback of Equity Shares through the postal ballot that concluded on October 7, 2017. The Buyback offer comprised a purchase of 11,30,43,478 Equity Shares aggregating 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback was offered to all eligible equity shareholders (including those who became equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The Company concluded the buyback procedures on December 27, 2017 and 11,30,43,478 equity shares were extinguished. The company utilized its securities premium and general reserve for the buyback of its shares. In accordance with section 69 of the Companies Act, 2013, the company has created ‘Capital Redemption Reserve’ of 56 crore equal to the nominal value of the shares bought back as an appropriation from general reserve during the year ended March 31, 2018.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2019, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

Dividends

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes. Dividend distribution tax paid by subsidiaries may be reduced / available as credit against dividend distribution tax payable by Infosys Limited.

Effective from Financial Year 2018, the Company's policy is to payout up to 70% of the free cash flow of the corresponding Financial Year in such manner (including by way of dividend and / or share buyback) as may be decided by the Board from time to time, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend payout includes dividend distribution tax.

Amount of per share dividend recognized as distribution to equity shareholders:-

(In )

Particulars	Year ended March 31,
	2019	2018
Final dividend for fiscal 2018	10.25	–
Special dividend for fiscal 2018	5.00	–
Interim dividend for fiscal 2019	7.00	–
Special dividend for fiscal 2019	4.00	–
Interim dividend for fiscal 2018	–	6.50
Final dividend for fiscal 2017	–	7.38

Note: Dividend per equity share disclosed in the above table represents dividends declared previously, retrospectively adjusted for September 2018 bonus issue.

During the year ended March 31, 2019 on account of the final dividend for fiscal 2018 , special divided for fiscal 2018 and fiscal 2019 and interim dividend for fiscal 2019 the Company has incurred a net cash outflow of 13,705 crore (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 12, 2019 recommended a final dividend of 10.50/- per equity share for the financial year ended March 31, 2019. This payment is subject to the approval of shareholders in the ensuing Annual General Meeting of the Company, to be held on June 22, 2019 and if approved would result in a net cash outflow of approximately 5,483 crore, (excluding dividend paid on treasury shares) including dividend distribution tax. The final dividend of 10.50/- per equity share and the resultant expected cash outflow is based on the outstanding number of shares after considering shares bought back by the Company subsequent to the year ended March 31, 2019.

Bonus issue

The Company has allotted 2,18,41,91,490 fully paid up equity shares (including treasury shares) of face value 5/- each during the three months ended September 30, 2018 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was September 5, 2018. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares.

The bonus shares once allotted ranks pari passu in all respects and carry the same rights as the existing equity shareholders and entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

Share Options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.14 Other income, net

a. Accounting Policy

Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Effective April 1, 2018, the Group has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPM, controlled trusts, EdgeVerve and Skava is the Indian rupee. The functional currencies for other subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the Consolidated Statement of Comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Other income consists of the following:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Interest income on financial assets carried at amortized cost	355	382	1,404	1674
Interest income on financial assets fair valued through OCI	142	133	646	682
Dividend income on investments carried at fair value through profit or loss	1	–	2	4
Gain/(loss) on investments carried at fair value through profit or loss	65	39	170	253
Exchange gains / (losses) on forward and options contracts	195	(130)	185	1
Exchange gains / (losses) on translation of other assets and liabilities	(139)	183	133	233
Others	46	45	342	464
Total	665	652	2,882	3,311

2.15 Operating leases

Accounting Policy

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognized as an expense on a straight line basis in net profit in the consolidated statement of comprehensive income over the lease term.

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases for the three months ended March 31, 2019 and March 31, 2018 was 165 crore and 130 crore, respectively and 585 crore and 528 crore for the year ended March 31, 2019 and March 31, 2018, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:'

(In crore)

	As of
	March 31, 2019	March 31, 2018
Within one year of the balance sheet date	620	456
Due in a period between one year and five years	1,794	1,388
Due after five years	885	874

The operating lease arrangements, are renewable on a periodic basis and for most of the leases extend upto a maximum of ten years from their respective dates of inception and relates to rented premises. Some of these lease agreements have price escalation clauses.

2.16 Employees’ Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

2015 Stock Incentive Compensation Plan (the 2015 Plan) (formerly 2011 RSU Plan): On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). Out of this 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price on the date of the grant. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

Consequent to the September 2018 bonus issue, all outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 2,03,24,982 and 1,08,01,956 (not adjusted for September, 2018 bonus issue) shares as at March 31, 2019 and March 31, 2018, respectively under the 2015 plan. Out of these shares 2,00,000 and 1,00,000 (not adjusted for September, 2018 bonus issue) equity shares have been earmarked for welfare activities of the employees as at March 31, 2019 and March 31, 2018, respectively.

The following is the summary of grants during the three months and year ended March 31, 2019 and March 31, 2018 under the 2015 Plan:

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
RSU
Salil Parekh, CEO and MD - Refer note 1 below	42,930	226,048	260,130	226,048
U.B. Pravin Rao, COO and WTD	68,250	–	68,250	54,500
Dr. Vishal Sikka(1)	–	–	–	540,448
Other KMPs	347,150	429,900	347,150	546,200
Employees other than KMP	1,878,050	3,119,840	3,665,170	3,194,020
	2,336,380	3,775,788	4,340,700	4,561,216
ESOP
U.B. Pravin Rao, COO and WTD	–	–	–	86,000
Dr. Vishal Sikka(1)	–	–	–	661,050
Other KMPs	–	–	–	88,900
Employees other than KMP	–	–	–	147,200
	–	–	–	983,150
Incentive units - cash settled
Other employees	21,500	85,180	74,090	100,080
	21,500	85,180	74,090	100,080
Total grants	2,357,880	3,860,968	4,414,790	5,644,446

Information in the above table is adjusted for September, 2018 bonus issue

(1)	Upon Dr. Vishal Sikka's resignation from the roles of the company, the unvested RSUs and ESOPs have been forfeited

1. Stock incentives granted to Salil Parekh, CEO and MD

Pursuant to the approval of the shareholders through a postal ballot on February 20, 2018, Salil Parekh (CEO & MD) is eligible to receive under the 2015 Plan:

a)	an annual grant of RSUs of fair value 3.25 crore which will vest over time in 3 equal annual installments upon completion of each year of service from the respective grant date

b)	a one-time grant of RSUs of fair value 9.75 crore which will vest over time in 2 equal annual installments upon completion of each year of service from the grant date and

c)	annual grant of performance based RSUs of fair value 13 crore which will vest after completion of three years the first of which concludes on March 31, 2021, subject to achievement of performance targets set by the Board or its committee.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2018 of 56,512 (adjusted for September, 2018 bonus issue) RSUs and the one-time time based grant of 1,69,536 (adjusted for September, 2018 bonus issue) RSUs. The grants were made effective February 27, 2018.

Further, the Board, based on the recommendations of the Nomination and Remuneration Committee, granted 2,17,200 (adjusted for September, 2018 bonus issue) performance based RSUs to Salil Parekh with an effective date of May 2, 2018. The grants would vest upon successful completion of three full fiscal years with the Company concluding on March 31, 2021 and will be determined based on achievement of certain performance targets for the said three-year period.

The Board based on the recommendations of the Nomination and Remuneration committee approved on February 27, 2018, the annual time based grant for fiscal 2019 of 42,930 RSUs. The grant was made effective February 1, 2019.

Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2019, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

The RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

As at March 31, 2019 and March 31, 2018, incentive units were outstanding (net of forfeitures) 1,77,454 and 2,23,514 (adjusted for September, 2018 bonus issue), respectively.

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Granted to:
KMP(2)	10	1	33	(13)
Employees other than KMP	49	25	169	97
Total (1)	59	26	202	84
(1)Cash settled stock compensation expense included in the above	1	2	5	5

(2)	Includes a reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation

The carrying value of liability towards cash settled share based payments was 9 crore and 6 crore as at March 31, 2019 and March 31, 2018 respectively.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the three months ended March 31, 2019 and March 31, 2018 is set out below:

Particulars	Three months ended March 31, 2019		Three months ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	7,659,466	2.50	4,168,568	2.50
Granted	2,336,380	5.00	3,775,788	2.50
Exercised	660,078	2.50	231,992	2.50
Forfeited and expired	154,570	2.67	211,546	2.50
Outstanding at the end	9,181,198	3.13	7,500,818	2.50
Exercisable at the end	235,256	2.50	48,410	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,641,600	519	2,316,800	496
Granted	–	–	–	–
Exercised	8,224	499	104,824	492
Forfeited and expired	10,200	499	278,150	482
Outstanding at the end	1,623,176	516	1,933,826	493
Exercisable at the end	698,500	517	393,824	496

Information in the above table is adjusted for September, 2018 bonus issue

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transactions during the year ended March 31, 2019 and March 31, 2018 and is set out below:

Particulars	Year ended March 31, 2019		Year ended March 31, 2018
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	7,500,818	2.50	5,922,746	2.50
Granted	4,340,700	3.84	4,561,216	2.50
Exercised	1,864,510	2.50	1,296,434	2.50
Forfeited and expired	795,810	2.61	1,686,710	2.50
Outstanding at the end	9,181,198	3.13	7,500,818	2.50
Exercisable at the end	235,256	2.50	48,410	2.50
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,933,826	493	2,395,300	496
Granted	–	–	983,150	472
Exercised	117,350	515	104,824	492
Forfeited and expired	193,300	521	1,339,800	481
Outstanding at the end	1,623,176	516	1,933,826	493
Exercisable at the end	698,500	517	393,824	496

Information in the above table is adjusted for September, 2018 bonus issue

During the three months ended March 31, 2019 and March 31, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 732 and 560 (adjusted for September, 2018 bonus issue) respectively.

During the year ended March 31, 2019 and March 31, 2018 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 701 and 496 (adjusted for September, 2018 bonus issue) respectively.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2019

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 5 (RSU)	9,181,198	1.70	3.13
450 - 600 (ESOP)	1,623,176	5.04	516
	10,804,374	2.20	80

Information in the table above is adjusted for September, 2018 bonus issue

The following table summarizes information about equity settled RSUs and ESOPs outstanding as at March 31, 2018:

	Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
2015 Plan:
0 - 2.50 (RSU)	7,500,818	1.89	2.50
450 - 600 (ESOP)	1,933,826	6.60	493
	9,434,644	2.57	104

Information in the table above is adjusted for September, 2018 bonus issue

The fair value of each equity settled award is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2019- Equity Shares RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($- ADS)(1)	696	10.77
Exercise price ()/ ($- ADS)(1)	3.31	0.06
Expected volatility (%)	21-25	22-26
Expected life of the option (years)	1-4	1-4
Expected dividends (%)	2.65	2.65
Risk-free interest rate (%)	7-8	2-3
Weighted average fair value as on grant date () / ($- ADS)(1)	648	10.03

Particulars	For options granted in
	Fiscal 2018- Equity Shares-RSU	Fiscal 2018- Equity shares ESOP	Fiscal 2018- ADS-RSU	Fiscal 2018- ADS- ESOP
Weighted average share price () / ($- ADS)(1)	572	461	8.31	7.32
Exercise price ()/ ($- ADS)(1)	2.50	459	0.04	7.33
Expected volatility (%)	20-25	25-28	21-26	25-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.78	2.78	2.74	2.74
Risk-free interest rate (%)	6 - 7	6 - 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)(1)	533	127	7.74	1.47

(1) adjusted for September, 2018 bonus issue

The expected life of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

2.17 Income Taxes

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Current taxes
Domestic taxes	1,080	1,160	4,195	4,658
Foreign taxes	113	306	1,532	(77)
	1,193	1,466	5,727	4,581
Deferred taxes
Domestic taxes	(120)	(118)	23	(518)
Foreign taxes	132	(32)	(119)	178
	12	(150)	(96)	(340)
Income tax expense	1,205	1,316	5,631	4,241

During the quarter ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of 94 crore which pertained to prior periods.

In December 2017, the Company had concluded an Advance Pricing Agreement (“APA”) with the US Internal Revenue Service ("IRS") for the US branch covering the years ending March 2011 to March 2021. Under the APA, the Company and the IRS have agreed on the methodology to allocate revenues and compute the taxable income of the Company’s US Branch operations. In accordance with the APA, the company had reversed income tax expense provision of $225 million (1,432 crore) which pertained to previous periods which are no longer required. The Company had to pay an adjusted amount of $223 million (approximately 1,424 crore) due to the difference between the taxes payable for prior periods as per the APA and the actual taxes paid for such periods. The company has paid $215 million (1,455 crore).

Further, the “Tax Cuts and Jobs Act (H.R. 1)” was signed into law on December 22, 2017 (“US Tax Reforms”). The US tax reforms has reduced federal tax rates from 35% to 21% effective January 1, 2018 amongst other measures.

Income tax expense for the three months ended March 31, 2019 and March 31, 2018 includes reversal (net of provisions) of 82 crore and reversal (net of provisions) 117 crore respectively. Income tax expense for the year ended March 31, 2019 and March 31, 2018 includes reversals (net of provisions) of 129 crore and 291 crore respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Profit before income taxes	5,283	5,006	21,041	20,270
Enacted tax rates in India	34.94%	34.61%	34.94%	34.61%
Computed expected tax expense	1,846	1,732	7,353	7,015
Tax effect due to non-taxable income for Indian tax purposes	(755)	(631)	(2,705)	(2,068)
Overseas taxes	122	247	719	701
Tax provision (reversals)	(176)	(117)	(176)	(1,617)
Effect of exempt non-operating income	(13)	(6)	(58)	(66)
Effect of unrecognized deferred tax assets	17	49	92	188
Effect of differential overseas tax rates	2	27	(1)	52
Effect of non-deductible expenses	47	40	353	57
Branch profit tax (net of credits)	108	(55)	25	(210)
Subsidiary dividend distribution tax	–	–	–	172
Others	7	30	29	17
Income tax expense	1,205	1,316	5,631	4,241

The applicable Indian corporate statutory tax rate for the year ended March 31, 2019 and March 31, 2018 is 34.94% and 34.61%, respectively. The increase in the corporate statutory tax rate to 34.94% is consequent to changes made in the Finance Act, 2018.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Group has benefited from certain income tax incentives that the Government of India had provided for export of software and services from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Group for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the three months and year ended March 31, 2019 and March 31, 2018 relates to origination and reversal of temporary differences except for a credit of 155 crore (on account of US Tax Reforms explained above), for the year ended March 31, 2018.

During the year ended March 31, 2018, the Company received 846 crore as dividend from its majority owned subsidiary. Dividend distribution tax paid by the subsidiary on such dividend has been reduced as credit against dividend distribution tax payable by Infosys. Accordingly, the Group has recorded a charge of 172 crore as income tax expense during the year ended March 31, 2018.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the period is greater than the increase in the net assets of the U.S. branch during the period, computed in accordance with the Internal Revenue Code. As at March 31, 2019, Infosys' U.S. branch net assets amounted to approximately 5,196 crore. As at March 31, 2019, the Company has a deferred tax liability for branch profit tax of 201 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Other income for the three months and year ended March 31, 2019 includes interest on income tax refund of 51 crore each, respectively. Other income for the three months and year ended March 31, 2018 includes interest on income tax refund of Nil and 262 crore, respectively.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 6,007 crore and 5,045 crore as at March 31, 2019 and March 31, 2018, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 2,624 crore and 1,936 crore as at March 31, 2019 and March 31, 2018, respectively, as it is probable that future taxable profit will be not available against which the unused tax losses can be utilized in the foreseeable future. The balance as at March 31, 2018 excludes the accumulated losses of Disposal Groups classified as held for sale. (Refer note 2.1.2)

The following table provides details of expiration of unused tax losses:

(In crore)

Year	As at March 31, 2019
2020	173
2021	80
2022	142
2023	198
2024	187
Thereafter	1,844
Total	2,624

The following table provides the details of income tax assets and income tax liabilities as at March 31, 2019 and March 31, 2018:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Income tax assets	6,743	6,070
Current income tax liabilities	1,567	2,043
Net current income tax asset / (liability) at the end	5,176	4,027

The gross movement in the current income tax asset/ (liability) for the three months and year ended March 31, 2019 and March 31, 2018 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Net current income tax asset/ (liability) at the beginning	4,783	3,515	4,027	1,831
Translation differences	2	11	(1)	–
Income tax paid	1,573	2,012	6,832	6,829
Current income tax expense	(1,193)	(1,466)	(5,727)	(4,581)
Reclassified under assets held for sale (refer note no. 2.9.2)	–	(35)	23	(35)
Reclassified from held for sale (Refer note 2.9.2)	–	–	13	–
Income tax benefit arising on exercise of stock options	5	–	8	–
Tax impact on buyback expenses	4	–	4	–
Additions through business combination	–	–	(9)	–
Income tax on other comprehensive income	2	(10)	6	(17)
Net current income tax asset/ (liability) at the end	5,176	4,027	5,176	4,027

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2019	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified from Held for Sale, net	Translation difference	Carrying value as at March 31, 2019
Deferred income tax assets
Property, plant and equipment	242	20	–	–	–	–	262
Accrued compensation to employees	25	6	–	–	–	–	31
Trade receivables	165	11	–	–	–	–	176
Compensated absences	387	10	–	–	–	–	397
Post sales client support	111	(7)	–	–	–	–	104
Derivative financial instruments	3	1	–	–	–	–	4
Intangibles	16	–	–	–	–	–	16
Credits related to branch profits	261	81	–	–	–	(2)	340
Others	181	43	–	(2)	–	4	226
Total deferred income tax assets	1,391	165	–	(2)	–	2	1,556
Deferred income tax liabilities
Intangible asset	(163)	34	–	–	–	1	(128)
Branch profit tax	(355)	(189)	–	–	–	3	(541)
Derivative financial instruments	(107)	(8)	–	5	–	–	(110)
Others	(81)	(14)	–	19	–	(1)	(77)
Total Deferred income tax liabilities	(706)	(177)	–	24	–	3	(856)

The movement in gross deferred income tax assets and liabilities (before set off) for the three months ended March 31, 2018 is as follows:

(In crore)

Particulars	Carrying value as at January 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified as Held for Sale, net	Translation difference	Carrying value as at March 31, 2018
Deferred income tax assets
Property, plant and equipment	189	27	–	–	(1)	–	215
Computer software	–	–	–	–	–	–	–
Accrued compensation to employees	27	(14)	–	–	(2)	1	12
Trade receivables	142	(2)	–	–	–	1	141
Compensated absences	352	15	–	–	(2)	1	366
Post sales client support	73	25	–	–	–	–	98
Derivative financial instruments	–	13	–	–	–	–	13
Intangibles	22	(14)	–	–	–	1	9
Credits related to branch profits	293	41	–	–	–	7	341
Others	123	21	–	–	(33)	6	117
Total deferred income tax assets	1,221	112	–	–	(38)	17	1,312
Deferred income tax liabilities
Intangible asset	(129)	8	–	-	86	(3)	(38)
Branch profit tax	(508)	14	-	-	-	(11)	(505)
Derivative financial instruments	(18)	17	–	–	–	(1)	(2)
Others	(27)	(1)	–	2	5	(5)	(26)
Total Deferred income tax liabilities	(682)	38	–	2	91	(20)	(571)

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2019 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2018	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified from Held for Sale, net	Translation difference	Carrying value as at March 31, 2019
Deferred income tax assets
Property, plant and equipment	215	46	–	–	1	–	262
Accrued compensation to employees	12	16	–	–	2	1	31
Trade receivables	141	35	–	–	–	–	176
Compensated absences	366	29	–	–	2	–	397
Post sales client support	98	5	–	–	–	1	104
Derivative financial instruments	13	(14)	–	4	–	1	4
Intangibles	9	6	–	–	–	1	16
Credits related to branch profits	341	(22)	–	–	–	21	340
Others	117	75	–	9	33	(8)	226
Total deferred income tax assets	1,312	176	–	13	38	17	1,556
Deferred income tax liabilities
Intangible asset	(38)	63	(56)	–	(86)	(11)	(128)
Branch profit tax	(505)	(3)	–	–	–	(33)	(541)
Derivative financial instruments	(2)	(97)	–	(11)	–	–	(110)
Others	(26)	(43)	(8)	(1)	(5)	6	(77)
Total Deferred income tax liabilities	(571)	(80)	(64)	(12)	(91)	(38)	(856)

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2018 is as follows:

(In crore)

Particulars	Carrying value as at April 1, 2017	Changes through profit and loss	Addition through business combination	Changes through OCI	Reclassified as Held for Sale, net	Translation difference	Carrying value as at March 31, 2018
Deferred income tax assets
Property, plant and equipment	138	78	–	–	(1)	–	215
Computer software	40	(41)	–	–	–	1	–
Accrued compensation to employees	57	(42)	–	–	(2)	(1)	12
Trade receivables	136	4	–	–	–	1	141
Compensated absences	374	(10)	–	–	(2)	4	366
Post sales client support	97	2	–	–	–	(1)	98
Derivative financial instruments	–	13	–	–	–	–	13
Intangibles	22	(14)	–	–	–	1	9
Credits related to branch profits	–	334	–	–	–	7	341
Others	229	(70)	–	(14)	(33)	5	117
Total deferred income tax assets	1,093	254	–	(14)	(38)	17	1,312
Deferred income tax liabilities
Intangible asset	(206)	85	(2)	–	86	(1)	(38)
Branch profit tax	(327)	(172)	–	–	–	(6)	(505)
Derivative financial instruments	(86)	72	–	13	–	(1)	(2)
Others	(141)	101	–	13	5	(4)	(26)
Total Deferred income tax liabilities	(760)	86	(2)	26	91	(12)	(571)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2019	March 31, 2018
Deferred income tax assets after set off	1,372	1,282
Deferred income tax liabilities after set off	(672)	(541)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

As at March 31, 2018, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 4,542 crore. Amount paid to statutory authorities against this amounted to 6,540 crore.

As at March 31, 2019, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 2,851 crore. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

Amount paid to statutory authorities against the above tax claims amounted to 5,924 crore.

Subsequent to March 31, 2018, the Supreme Court of India ruled favorably in respect of certain income tax claims which have been given effect in the above disclosure of claims as of March 31, 2019.

2.18 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Basic earnings per equity share - weighted average number of equity shares outstanding(1)	4,347,129,592	4,346,554,120	4,347,130,157	4,510,664,644
Effect of dilutive common equivalent shares - share options outstanding	5,894,271	3,062,904	6,290,615	4,483,096
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,353,023,863	4,349,617,024	4,353,420,772	4,515,147,740

Information in the table above is adjusted for September, 2018 bonus issue

(1) excludes treasury shares

For the three months ended March 31, 2019 and March 31, 2018, Nil and 2,96,798 (adjusted for September 2018 bonus issue) number of option to purchase equity shares had an anti-dilutive effect, respectively.

For the year ended March 31, 2019 and March 31, 2018, Nil and 3,10,372 (adjusted for September 2018 bonus issue) number of options to purchase equity shares had an anti-dilutive effect respectively.

2.19 Related Party Transactions

List of related parties:

Name of subsidiaries	Country	Holdings as at
		March 31, 2019	March 31, 2018
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB. (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Tecnologia DO Brasil LTDA. (Infosys Brasil)	Brazil	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH(1) (formerly Lodestone Management Consultants GmbH)	Austria	100%	100%
Skava Systems Pvt. Ltd. (Skava Systems)	India	100%	100%
Kallidus Inc. (Kallidus)	U.S.	100%	100%
Infosys Chile SpA(2)	Chile	100%	100%
Infosys Arabia Limited(3)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(3)	Brazil	99.99%	99.99%
Infosys CIS LLC(1)(22)	Russia	–	–
Infosys Luxembourg S.a.r.l (1)(17)	Luxembourg	100%	–
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Technologies (Australia) Pty. Limited (Infosys Australia)(4)	Australia	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(23)	Canada	–	–
Infosys Canada Public Services Ltd(24)	Canada	–	–
Infosys BPM Limited (formerly Infosys BPO Limited)	India	99.98%	99.98%
Infosys (Czech Republic) Limited s.r.o.(5)	Czech Republic	99.98%	99.98%
Infosys Poland, Sp z.o.o(5)	Poland	99.98%	99.98%
Infosys McCamish Systems LLC (5)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(5)	Australia	99.98%	99.98%
Infosys BPO Americas LLC.(5)	U.S.	99.98%	99.98%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Lodestone Management Consultants Inc.(6)(15)	U.S.	–	100%
Infosys Management Consulting Pty Limited(6)	Australia	100%	100%
Infosys Consulting AG(6)	Switzerland	100%	100%
Infosys Consulting GmbH(6)	Germany	100%	100%
Infosys Consulting SAS(6)	France	100%	100%
Infosys Consulting s.r.o.(6)	Czech Republic	100%	100%
Infosys Consulting (Shanghai) Co., Ltd.(formerly Lodestone Management Consultants Co., Ltd)(6)	China	100%	100%
Infy Consulting Company Ltd(6)	U.K.	100%	100%
Infy Consulting B.V.(6)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Infosys Consulting S.R.L.(1)	Romania	100%	100%
Infosys Consulting S.R.L.(6)	Argentina	100%	100%
Infosys Consulting (Belgium) NV (formerly Lodestone Management Consultants (Belgium) S.A.)(7)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(8)	Israel	100%	100%
Panaya GmbH(8)	Germany	100%	100%
Panaya Japan Co. Ltd(4)(8)	Japan	100%	100%
Noah Consulting LLC (Noah)(9)	U.S.	–	–
Noah Information Management Consulting Inc. (Noah Canada)(10)	Canada	–	–
Brilliant Basics Holdings Limited (Brilliant Basics)(11)	U.K.	100%	100%
Brilliant Basics Limited(12)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(12)	Dubai	100%	100%
Infosys Consulting Pte Limited (Infosys Singapore)(1)	Singapore	100%	100%
Infosys Middle East FZ LLC(13)	Dubai	100%	100%
Fluido Oy(13)(18)	Finland	100%	–
Fluido Sweden AB (Extero)(19)	Sweden	100%	–
Fluido Norway A/S(19)	Norway	100%	–
Fluido Denmark A/S(19)	Denmark	100%	–
Fluido Slovakia s.r.o(19)	Slovakia	100%	–
Fluido Newco AB(19)	Sweden	100%	–
Infosys Compaz PTE. Ltd (formerly Trusted Source Pte. Ltd) (13)(20)	Singapore	60%	–
Infosys South Africa (Pty) Ltd(13)(21)	South Africa	–	–
WongDoody Holding Company Inc. (WongDoody) (14)	U.S.	100%	–
WDW Communications, Inc(16)	U.S.	100%	–
WongDoody, Inc(16)	U.S.	100%	–

(1) Wholly-owned subsidiary of Infosys Limited

(2) Incorporated effective November 20, 2017

(3) Majority owned and controlled subsidiary of Infosys Limited

(4) Under liquidation

(5) Wholly owned subsidiary of Infosys BPM

(6) Wholly owned subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(7) Majority owned and controlled subsidiaries of Infosys Consulting Holding AG (formerly Lodestone Holding AG)

(8) Wholly owned subsidiary of Panaya Inc.

(9) Liquidated effective November 9, 2017

(10) Wholly owned subsidiary of Noah. Liquidated effective December 20, 2017

(11) On September 8, 2017, Infosys acquired 100% of the voting interests in Brilliant Basics Holding Limited

(12) Wholly-owned subsidiary of Brilliant Basics Holding Limited.

(13) Wholly-owned subsidiary of Infosys Consulting Pte Ltd

(14) On May 22, 2018, Infosys acquired 100% of the voting interest in WongDoody

(15) Liquidated effective May 17, 2018

(16) Wholly-owned subsidiary of WongDoody

(17) Incorporated effective August 6, 2018

(18)	On October 11, 2018, Infosys Consulting Pte. Ltd, acquired 100% of the voting interests in Fluido Oy and its subsidiaries

(19) Wholly-owned subsidiary of Fluido Oy

(20)	On November 16, 2018 , Infosys Consulting Pte. Ltd, acquired 60% of the voting interest in Infosys Compaz Pte. Ltd

(21) Incorporated effective December 19,2018

(22)Incorporated effective November 29, 2018

(23)Incorporated effective November 27, 2018, wholly owned subsidiary Infosys Public Services Inc

(24)Liquidated effective May 9, 2017, wholly owned subsidiary Infosys Public Services Inc

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Associate

During the year ended March 31, 2018, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC amounting to 71 crore. DWA Nova LLC has been liquidated w.e.f November 17, 2017

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPM Limited Employees' Superannuation Fund Trust (formerly Infosys BPO Limited Employees Superannuation Fund Trust)	India	Post-employment benefit plan of Infosys BPM
Infosys BPM Limited Employees' Gratuity Fund Trust (formerly Infosys BPO Limited Employees' Gratuity Fund Trust)	India	Post-employment benefit plan of Infosys BPM
EdgeVerve Systems Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of EdgeVerve
EdgeVerve Systems Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of EdgeVerve
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer note no. 2.12 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh appointed as Chief Executive Officer and Managing Director effective January 2, 2018. The appointment is for a term of 5 years with effect from January 2, 2018 to January 1, 2023 and the remuneration is approved by shareholders through postal ballot dated February 20, 2018.

U. B. Pravin Rao, Chief Operating officer appointed as Interim-Chief Executive Officer and Managing Director effective August 18, 2017. Subsequently he stepped down as the interim CEO and Managing Director effective January 2, 2018 and will continue as Chief Operating Officer and a whole-time director of the Company.

Dr. Vishal Sikka resigned as Chief Executive Officer and Managing Director effective August 18, 2017 and as Executive Vice Chairman effective August 24, 2017

Non-whole-time directors

Nandan M. Nilekani (appointed as Non-Executive, Non-Independent Chairman effective August 24, 2017)

Michael Gibbs (appointed as Independent director effective July 13, 2018)

Ravi Venkatesan (resigned from his position as Co-Chairman effective August 24, 2017 and resigned as member of the Board effective May 11, 2018)

Kiran Mazumdar-Shaw

Roopa Kudva

Dr. Punita Kumar-Sinha

D. N. Prahlad

D. Sundaram (appointed effective July 14, 2017)

Prof. Jeffrey Lehman, (resigned effective August 24, 2017)

R. Seshasayee (resigned effective August 24, 2017)

Prof. John Etchemendy (resigned effective August 24, 2017)

Executive Officers

Nilanjan Roy (appointed as Chief Financial Officer effective March 1, 2019)

Jayesh Sanghrajka (appointed as Interim-Chief Financial Officer effective November 17, 2018. He resumed his responsibilities as Deputy Chief Financial Officer effective March 1, 2019)

M.D. Ranganath (resigned as Chief Financial Officer effective November 16, 2018)

Mohit Joshi, President

Rajesh K. Murthy, President (appointed effective October 13, 2016 and resigned effective January 31, 2018)

Ravi Kumar S, President and Deputy Chief Operating Officer

Sandeep Dadlani, President (resigned effective July 14, 2017)

Krishnamurthy Shankar, Group Head - Human Resources

Gopi Krishnan Radhakrishnan - Acting General Counsel (resigned effective June 24, 2017)

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer (appointed as executive officer effective July 14, 2017)

Company Secretary

A. G. S. Manikantha

Transaction with key management personnel:

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2019	2018	2019	2018
Salaries and other employee benefits to whole-time directors and executive officers (1) (2)(3)(4)(5)	29	19	96	48
Commission and other benefits to non-executive/independent directors	2	2	8	10
Total	31	21	104	58

(1)	Total employee stock compensation expense for the three months ended March 31, 2019 and March 31, 2018 includes a charge of 10 crore and 1 crore, towards key managerial personnel. For the year ended March 31, 2019 and March 31, 2018, an employee stock compensation charge of 33 crore and a reversal of 13 crore, respectively, was recorded towards key managerial personnel. (Refer to note 2.16)

(2)	Includes reversal of stock compensation cost of 35 crore recorded during the three months ended September 30, 2017 towards forfeiture of stock incentive granted to Dr. Vishal Sikka upon his resignation (Refer to note 2.16)

(3)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.
(4)	On December 2, 2017, the Board appointed Salil Parekh as the Chief Executive Officer and Managing Director of the Company with effect from January 2, 2018.
(5)	On June 16, 2017, the Board appointed Inderpreet Sawhney as the Group General Counsel and Chief Compliance Officer of the Company with effect from July 3, 2017; The Board in their meeting held on July 14, 2017 designated her as an Executive Officer with effect from the date of the meeting.

2.20 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance

During the three months ended June 30, 2018, the Group internally reorganized some of its business segments to deepen customer relationships, improve focus of sales investments and increase management oversight. Consequent to the internal reorganization, there were changes in the reportable business segments based on “Management approach” as defined under IFRS 8, Operating Segments. Therefore, enterprises in Insurance which was earlier considered under the Life Sciences, Healthcare and Insurance business segment are now considered under the Financial Services business segment and enterprises in Communication, Telecom OEM and Media which was earlier under Energy & Utilities, Communication and Services is now shown as a separate business segment. Segmental operating income has changed in line with these as well as changes in the allocation method. The CODM evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services. Consequent to the above change in the composition of reportable business segments, the prior year comparatives for three months and year ended March 31, 2018 have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centres and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.20.1 Business segments

Three months ended March 31, 2019 and March 31, 2018

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All other segments	Total
Revenues	6,805	3,416	2,921	2,747	2,161	1,650	1,287	552	21,539
	5,886	2,879	2,334	2,172	1,735	1,335	1,213	529	18,083
Identifiable operating expenses	3,614	1,705	1,731	1,500	1,190	984	694	348	11,766
	3,077	1,447	1,170	1,116	1,022	709	638	324	9,503
Allocated expenses	1,470	694	612	613	500	290	270	167	4,616
	1,171	598	467	421	371	234	227	163	3,652
Segment profit	1,721	1,017	578	634	471	376	323	37	5,157
	1,638	834	697	635	342	392	348	42	4,928
Unallocable expenses									539
									456
Operating profit									4,618
									4,472
Other income, net (Refer to note 2.14)									665
									652
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.9.2)									–
									(118)
Profit before income taxes									5,283
									5,006
Income tax expense									1,205
									1,316
Net profit									4,078
									3,690
Depreciation and amortization									531
									458
Non-cash expenses other than depreciation and amortization									8
									116

Year ended March 31, 2019 and March 31, 2018

(In crore)

Particulars	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All other segments	Total
Revenues	26,477	13,556	10,426	10,390	8,152	6,177	5,203	2,294	82,675
	23,172	11,345	8,883	8,297	6,671	5,131	4,698	2,325	70,522
Identifiable operating expenses	14,164	6,823	5,720	5,661	4,513	3,546	2,756	1,415	44,598
	12,107	5,668	4,527	4,204	3,881	2,774	2,447	1,342	36,950
Allocated expenses	5,435	2,699	2,189	2,187	1,786	1,083	1,028	763	17,170
	4,695	2,374	1,737	1,682	1,516	911	860	784	14,559
Segment profit	6,878	4,034	2,517	2,542	1,853	1,548	1,419	116	20,907
	6,370	3,303	2,619	2,411	1,274	1,446	1,391	199	19,013
Unallocable expenses									2,027
									1,865
Operating profit									18,880
									17,148
Other income, net (Refer to note 2.14)									2,882
									3,311
Reduction in the fair value of Disposal Group held for sale (Refer to note 2.9.2)									(270)
									(118)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer to note 2.9.2)									(451)
									–
Share in net profit/(loss) of associate, including impairment									–
									(71)
Profit before income taxes									21,041
									20,270
Income tax expense									5,631
									4,241
Net profit									15,410
									16,029
Depreciation and amortization									2,011
									1,863
Non-cash expenses other than depreciation and amortization									740
									191

2.20.2 The following table sets forth our revenue by Geography for the three months ended March 31, 2019 and March 31, 2018:

(In crore)

Particulars	North America	Europe	India	Rest of the world	Total
2019	13,193	5,167	493	2,686	21,539
2018	10,741	4,485	513	2,344	18,083

The following table sets forth our revenue by Geography for the year ended March 31, 2019 and March 31, 2018:

(In crore)

Particulars	North America	Europe	India	Rest of the world	Total
2019	50,038	19,942	2,048	10,647	82,675
2018	42,575	16,738	2,231	8,978	70,522

2.20.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and year ended March 31, 2019 and March 31, 2018.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive office and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru April 12, 2019